Form 10-K, Exhibit 13
period 1996-12-31
CNS INC /DE/
filed 1997-03-21
CIK 814258

Financial Highlights


[PHOTO]


                                                                         Years ended December 31,
                                                    1996            1995           1994            1993           1992
--------------------------------------------------------------------------------------------------------------------------
Results of Operations(1)(2):
     Net sales                                  $ 85,866,525   $ 48,631,855   $  2,798,174    $     93,352    $          0
     Gross profit                                 52,519,647     31,077,442      1,008,629          44,840               0
     Operating income (loss)                      21,742,602     12,398,086     (2,757,636)       (395,554)              0
     Income (loss) from continuing operations
         before income taxes                      24,022,484     12,969,505     (2,558,101)       (298,753)              0
     Income (loss) from continuing operations     15,522,484     13,310,505     (2,558,101)       (298,753)              0
     Net income (loss)                            15,522,484     14,076,494     (2,867,415)     (1,430,773)       (808,169)
     Net income (loss) per common and
     common equivalent share:
         From continuing operations             $        .78   $       0.72   $      (0.16)   $      (0.02)   $       0.00
         From discontinued operations                    .00           0.04          (0.02)          (0.09)          (0.07)
                                                --------------------------------------------------------------------------

              Net income (loss) per share       $        .78   $       0.76   $      (0.18)   $      (0.11)   $      (0.07)
                                                ==========================================================================
     Weighted average number of common and
         common equivalent shares outstanding     19,807,000     18,376,000     15,755,000      13,145,000      12,276,000

                                                                               December 31,
                                                    1996            1995           1994            1993           1992
--------------------------------------------------------------------------------------------------------------------------
Financial Position(1):
     Working capital                            $ 78,402,795   $ 25,855,456   $ 10,790,457    $  3,716,040    $  5,200,527
     Total assets                                 89,409,067     32,340,535     11,612,871       3,871,506       5,200,527
     Stockholders' equity                         79,774,907     26,885,342     11,206,535       3,871,506       5,200,527

(1) Until June 1995, the Company manufactured and marketed diagnostic devices for sleep disorders. This line of business was sold in June 1995 and is reported as discontinued operations.

(2) Results of operations prior to 1996 included no income tax expense due to net operating loss and credit carryforwards.


                                        1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion of the financial condition and results of operations should be read in conjunction with the Company's audited financial statements and notes thereto appearing elsewhere in this Annual Report. In the opinion of the Company's management, the quarterly unaudited information set forth below has been prepared on the same basis as the audited financial information, and includes all adjustments (consisting only of normal, recurring adjustments) necessary to present this information fairly when read in conjunction with the Company's financial statements and notes thereto.

OVERVIEW

The Company was founded in 1982. From 1987 until 1995, the Company designed, manufactured and marketed computer-based diagnostic devices for sleep disorders. In 1995, the Company focused on the Breathe Right nasal strip and divested itself of the assets related to its sleep disorders business. Unless otherwise noted, the following discussion of financial condition and results of operations relate only to continuing operations of the Company. The Company's revenues are derived primarily from the manufacture and sale of the Breathe Right nasal strip. Revenue from sales is recognized when earned, generally at the time products are shipped.

       The Company obtained the license to manufacture and sell the Breathe Right nasal strip in 1992 and received FDA clearance in October 1993 to market the Breathe Right nasal strip as a product which improves nasal breathing. In September 1994, the Company launched its consumer marketing program which was enhanced by broad media coverage of the use of Breathe Right nasal strips by professional football players. At the same time, a number of radio and television personalities provided unsolicited endorsements of the product on national radio and television.

       During 1995, the Company continued its marketing efforts and also focused on expanding its distribution network both domestically and internationally.

       In the first quarter of 1995, a rapid increase in domestic demand for the product resulted in the Company being unable to secure delivery of sufficient raw materials to avoid large back orders and out of stock situations at the retail level. The Company eliminated the back orders and began building inventory by the end of the second quarter of 1995.

       In August 1995, the Company signed an exclusive international distribution agreement with 3M to market Breathe Right nasal strips outside the U.S. and Canada. At the end of 1995, Breathe Right nasal strips were available in most domestic drug stores, mass merchants and warehouse clubs and a majority of grocery stores. In November 1995, the Company received FDA clearance to market the Breathe Right nasal strip for the reduction or elimination of snoring and began marketing programs emphasizing the snoring benefits of the product.

       In February 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of nasal congestion and thereafter launched a media program to increase consumer awareness of the benefits of the product for this application. In June 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of breathing difficulties due to a deviated nasal septum. In July 1996, U.S. Utility Patents were issued covering the basic invention of the Breathe Right nasal strip and additional elements incorporated in the product. By the end of 1996, the Company's international distributor, 3M, had introduced the Breathe Right nasal strip in more than 30 foreign countries.


OPERATING RESULTS

The tables below set forth certain selected financial information of the Company and the percentage of net sales represented by certain items included in the Company's statements of operations for the periods indicated.

                                               Three Months Ended           Year Ended
--------------------------------------------------------------------------
                                     Mar 31,  Jun 30,    Sep 30,   Dec 31,   Dec 31,
                                      1996     1996       1996      1996      1996
--------------------------------------------------------------------------------------
                                                      (In thousands)
Domestic net sales                  $17,986   $12,611   $11,582   $17,919   $60,098
International net sales               2,835     8,508     7,793     6,632    25,768
                                    --------------------------------------------------
   Net sales                         20,821    21,119    19,375    24,551    85,866
Cost of goods sold                    7,652     9,147     8,000     8,548    33,347
                                    --------------------------------------------------
   Gross profit                      13,169    11,972    11,375    16,003    52,520
                                    --------------------------------------------------
Operating expenses:
   Marketing and selling              7,430     6,917     4,862     7,589    26,798
   General and administrative           738       645       760       727     2,870
   Product development                  157       340       336       275     1,109
                                    --------------------------------------------------
     Total operating expenses         8,325     7,902     5,958     8,591    30,777
                                    --------------------------------------------------
     Operating income                 4,844     4,070     5,417     7,412    21,743
Other income, net                       155       685       696       743     2,279
                                    --------------------------------------------------
   Income from continuing
   operations before income taxes   $ 4,999   $ 4,755   $ 6,113   $ 8,155   $24,022
                                    ==================================================


                                         Three Months Ended          Year Ended
--------------------------------------------------------------------
                                   Mar 31, Jun 30,   Sep 30,  Dec 31, Dec 31,
                                    1996    1996      1996     1996    1996
-------------------------------------------------------------------------------

Net sales                          100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold                  36.7     43.3     41.3     34.8     38.8
                                   --------------------------------------------
   Gross profit                     63.3     56.7     58.7     65.2     61.2
                                   --------------------------------------------
Operating expenses:
   Marketing and selling            35.7     32.8     25.1     30.9     31.2
   General and administrative        3.5      3.0      3.9      3.0      3.3
   Product development                .8      1.6      1.7      1.1      1.3
                                   --------------------------------------------
     Total operating expenses       40.0     37.4     30.7     35.0     35.8
                                   --------------------------------------------
     Operating income               23.3     19.3     28.0     30.2     25.3
Other income, net                    0.7      3.2      3.6      3.0      2.7
                                   --------------------------------------------
   Income from continuing
   operations before income taxes   24.0%    22.5%    31.6%    33.2%    28.0%
                                   ============================================


                                              Three Months Ended             Year Ended
---------------------------------------------------------------------------
                                    Mar 31,   Jun 30,    Sep 30,     Dec 31,   Dec 31,
                                     1995      1995        1995       1995      1995
---------------------------------------------------------------------------------------
                                                (In thousands)
Domestic net sales                 $ 7,151    $18,540    $10,180    $11,324    $47,196
International net sales                308        278        108        742      1,436
                                   ----------------------------------------------------
   Net sales                         7,459     18,818     10,288     12,066     48,632
Cost of goods sold                   2,850      7,072      3,513      4,119     17,555
                                   ----------------------------------------------------
   Gross profit                      4,609     11,746      6,775      7,947     31,077
                                   ----------------------------------------------------
Operating expenses:
   Marketing and selling             2,140      3,788      4,836      5,931     16,695
   General and administrative          254        377        639        657      1,927
   Product development                  46          7          3          0         57
                                   ----------------------------------------------------
     Total operating expenses        2,440      4,172      5,478      6,588     18,679
                                   ----------------------------------------------------
     Operating income                2,169      7,574      1,297      1,359     12,398
Other income, net                       84        124        214        149        572
                                   ----------------------------------------------------
   Income from continuing
   operations before income taxes  $ 2,253    $ 7,698    $ 1,511    $ 1,508    $12,970
                                   ====================================================


                                              Three Months Ended             Year Ended
---------------------------------------------------------------------------
                                    Mar 31,   Jun 30,    Sep 30,     Dec 31,   Dec 31,
                                     1995      1995        1995       1995      1995
---------------------------------------------------------------------------------------

Net sales                            100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold                    38.2       37.6       34.2       34.1       36.1
                                   ----------------------------------------------------
   Gross profit                       61.8       62.4       65.8       65.9       63.9
                                   ----------------------------------------------------
Operating expenses:
   Marketing and selling              28.7       20.1       47.0       49.2       34.3
   General and administrative          3.4        2.0        6.2        5.4        4.0
   Product development                  .6         .1         .0         .0         .1
                                   ----------------------------------------------------
     Total operating expenses         32.7       22.2       53.2       54.6       38.4
                                   ----------------------------------------------------
     Operating income                 29.1       40.2       12.6       11.3       25.5
Other income, net                      1.1         .7        2.1        1.2        1.2
                                   ----------------------------------------------------
   Income from continuing
   operations before income taxes     30.2%      40.9%      14.7%      12.5%      26.7%
                                   ====================================================



                                                  Three Months Ended              Year Ended
--------------------------------------------------------------------------------
                                     Mar 31,     Jun 30,     Sep 30,     Dec 31,    Dec 31,
                                      1994        1994        1994        1994       1994
--------------------------------------------------------------------------------------------
                                                  (In thousands)
Domestic net sales                  $   344     $   529     $   682     $ 1,243     $ 2,798
International net sales                   0           0           0           0           0
                                    --------------------------------------------------------
   Net sales                            344         529         682       1,243       2,798
Cost of goods sold                      248         364         368         809       1,790
                                    --------------------------------------------------------
   Gross profit                          96         165         314         434       1,008
                                    --------------------------------------------------------
Operating expenses:
   Marketing and selling                387         517         839       1,357       3,100
   General and administrative           140         182         184         160         666
   Product development                    0           0           0           0           0
                                    --------------------------------------------------------
     Total operating expenses           527         699       1,023       1,517       3,766
                                    --------------------------------------------------------
     Operating income                  (431)       (534)       (709)     (1,083)     (2,758)
Other income, net                        (3)         60          78          64         200
                                    --------------------------------------------------------
   Income from continuing
   operations before income taxes   $  (434)    $  (474)    $  (631)    $(1,019)    $(2,558)
                                    ========================================================

                                                  Three Months Ended              Year Ended
--------------------------------------------------------------------------------
                                     Mar 31,     Jun 30,     Sep 30,     Dec 31,    Dec 31,
                                      1994        1994        1994        1994       1994
--------------------------------------------------------------------------------------------
Net sales                             100.0%      100.0%      100.0%      100.0%      100.0%
Cost of goods sold                     72.1        68.8        54.0        65.1        63.9
                                    --------------------------------------------------------
   Gross profit                        27.9        31.2        46.0        34.9        36.1
                                    --------------------------------------------------------
Operating expenses:
   Marketing and selling              112.5        97.7       123.0       109.1       110.8
   General and administrative          40.7        34.4        27.0        12.9        23.8
   Product development                   .0          .0          .0          .0          .0
                                    --------------------------------------------------------
     Total operating expenses         153.2       132.1       150.0       122.0       134.6
                                    --------------------------------------------------------
     Operating income                (125.3)     (100.9)     (104.0)      (87.1)      (98.5)
Other income, net                       (.9)       11.3        11.5         5.1         7.1
                                    --------------------------------------------------------
   Income from continuing
   operations before income taxes    (126.2)%     (89.6)%     (92.5)%     (82.0)%     (91.4)%
                                    ========================================================


1996 COMPARED TO 1995

NET SALES. Net sales increased to $85.9 million for 1996 from $48.6 million for 1995. Breathe Right nasal strip sales increased in 1996 in part as a result of increased consumer advertising, particularly national television and radio, and the commencement of international sales. The Company has experienced in the past, and expects that it will continue to experience in the future, quarterly fluctuations in both domestic and international sales and earnings. These fluctuations are due in part to seasonality of sales as described below, as well as increases and decreases in purchases by distributors and retailers in anticipation of future demand by consumers.

       Unlike domestic sales in the first nine months of 1995, which reflected an increase in inventory levels at existing and new retail outlets, domestic sales during 1996 approximated off the shelf movement at retail due to increased consumer demand for the product. As a result, the quarterly domestic sales patterns for the first three quarters of 1996 are not directly comparable to the first three quarters of 1995. During the fourth quarter of 1996, domestic retail sell-through of Breathe Right nasal strips was estimated to be approximately 50 percent higher than the fourth quarter of 1995. For the year 1996, domestic retail sell-through approximately doubled from the 1995 level.

       International sales increased to $25.8 million for 1996 from $1.4 million for 1995. International sales in 1996 represented primarily initial inventory purchases by 3M, the Company's international distributor, and initial stocking of inventory at international retail outlets in certain countries. As a result, the Company does not expect that the quarterly international sales patterns for 1997 will be directly comparable to the quarters of 1996.


       GROSS PROFIT. Gross profit was $52.5 million for 1996 compared to $31.1 million for 1995. Gross profit as a percentage of net sales was 61.2% for 1996 compared to 63.9% for 1995. The lower gross profit in 1996 was due to the higher level of international sales. The Company obtains lower gross profit margins on international sales because the Company sells product to 3M at a price lower than its sales price in domestic markets. In connection with these international sales, 3M is responsible for substantially all of the operating expenses and a portion of the packaging costs. Domestic gross profit as a percentage of domestic net sales for 1996 was approximately 4 percentage points higher than 1995, primarily due to lower manufacturing costs resulting from the Company bringing a portion of the packaging operation in-house and increased production levels. The Company is continuing efforts to reduce the manufacturing costs of the product and improve gross profit margins on sales.

       MARKETING AND SELLING EXPENSES. Marketing and selling expenses were $26.8 million for 1996 compared to $16.7 million for 1995. This increase resulted primarily from expenses associated with national television and radio advertising. Marketing and selling expenses as a percentage of net sales decreased to 31.2% in 1996 from 34.3% in 1995 as a result of the higher level of sales.
       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $2.9 million for 1996 compared to $1.9 million for 1995. This increase resulted from the additional personnel and systems required to support growth of the Breathe Right nasal strip business. General and administrative expenses as a percentage of net sales decreased to 3.3% in 1996 from 4.0% in 1995 as a result of the higher level of sales.

       PRODUCT DEVELOPMENT EXPENSES. Product development expenses were $1.1 million for 1996 compared to $57,000 for 1995. This increase resulted from expenses associated with the development of potential new products and enhancements to the Breathe Right nasal strip. Product development expenses as a percentage of net sales increased to 1.3% in 1996 from .1% in 1995 primarily as a result of increased expenditures.

       INTEREST INCOME, NET. Interest income, net was $2.3 million for 1996 compared to $571,000 for 1995. This increase resulted primarily from investment of net proceeds from the public offering of common stock completed in the second quarter of 1996.

       INCOME TAX BENEFIT (EXPENSE). Income tax expense for 1996 was $8.5 million or 35.4% of income before income taxes. The income tax benefit for 1995 of $341,000 resulted from the recognition of the benefit of net operating losses and credit carry forwards from prior years by the elimination of the valuation allowance on deferred tax assets due to the Company's expected future taxable income. There were no net operating loss carry forwards available for 1996 or future years.

1995 COMPARED TO 1994

NET SALES. Net sales increased to $48.6 million for 1995 from $2.8 million for 1994. Breathe Right nasal strip sales increased as a result of expanded consumer advertising and an increase in the number of retail outlets selling the product. In the first quarter of 1995, a rapid increase in demand for the product resulted in the Company being unable to avoid large back orders and out of stock situations. As a result, net sales for the three months ended June 30, 1995 included approximately $7 million of back orders received in the prior quarter. The Company believes that much of the product sold during the nine months ended September 30, 1995 represented an increase in inventory levels at existing and new retail outlets and initial stocking of inventory of additional box and size configurations of the product.

       GROSS PROFIT. Gross profit was $31.1 million for 1995 compared to $1.0 million for 1994. Gross profit as a percentage of net sales improved to 63.9% for 1995 compared to 36.1% for 1994, primarily as a result of efficiencies realized from the higher level of Breathe Right nasal strip sales and cost reduction programs initiated by the Company.

       MARKETING AND SELLING EXPENSES. Marketing and selling expenses were $16.7 million for 1995 compared to $3.1 million for 1994. This increase resulted primarily from the marketing expenses associated with a full year of consumer advertising for the Breathe Right nasal strip. Marketing and selling expenses as a percentage of net sales decreased to 34.3% in 1995 from 110.8% in 1994 as a result of the higher level of sales.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $1.9 million for 1995 compared to $666,000 for 1994. This increase resulted from the additional personnel and systems required to support growth of the Breathe Right nasal strip business. General and administrative expenses as a percentage of net sales decreased to 4.0% in 1995 from 23.8% in 1994 primarily as a result of the higher level of sales.

       INTEREST INCOME, NET. Interest income, net was $571,000 for 1995 compared to $200,000 for 1994, resulting from investment of funds from the sale of the Company's sleep disorder diagnostic products business.

       INCOME TAX BENEFIT. The income tax benefit for 1995 of $341,000 resulted from the recognition of the benefit of net operating losses and credit carry forwards from prior years by the elimination of the valuation allowance on deferred tax assets due to the Company's expected future taxable income.

SEASONALITY

The Company believes that approximately 50 percent of Breathe Right nasal strip users currently use the product for the temporary relief of nasal congestion. Sales of nasal congestion remedies are higher during the fall and winter seasons because of increased use during the cold season. For this reason the Company's domestic net sales were relatively higher in the first and fourth quarters of 1996.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company had cash, cash equivalents and marketable securities of $62.4 million and working capital of $78.4 million.

       OPERATING ACTIVITIES. The Company provided cash from operations of approximately $16.4 million for 1996 compared to a use of cash of $1.5 million for 1995. The improved cash flow was primarily due to an increase in income from continuing operations plus a reduction in inventories and an increase in current liabilities, offset by an increase in accounts receivable resulting from higher sales levels.

       INVESTING ACTIVITIES. The Company purchased, net of sales and maturities, marketable securities of $42.4 million in 1996 with net proceeds from the public offering of common stock and cash provided from operations, compared to net purchases of $2.9 million in 1995. Marketable securities purchased consisted of commercial paper, corporate bonds, U.S. Government obligations and municipal bonds.

       The Company purchased $465,000 of property and equipment in 1996 compared to $384,000 in 1995 to support increases in sales of the Breathe Right nasal strip. Capitalized patent and trademark costs were $141,000 in 1996 compared to $73,000 in 1994. The Company currently expects to spend up to an aggregate of $7.5 million on capital expenditures in 1997 and 1998 in order to among other things supplement its in-house manufacturing capability and to expand and upgrade management information systems. The final amount of the expenditures as well as the timing of the expenditures may be subject to change.

       FINANCING ACTIVITIES. In April 1996, the Company completed a public offering of 1,725,000 shares of common stock. Of these shares, 1,525,000 shares were sold by the Company and 200,000 shares by selling shareholders. Net proceeds to the Company were $35.5 million. The Company intends to use the net proceeds to provide working capital; to finance certain supplementary in-house manufacturing capability; to expand and upgrade management information systems; and for other general corporate purposes, including the possible future acquisition of products that would compliment our existing operations. The Company also received $686,000 in 1996 from the exercise of stock options.

       In June 1995, the Company sold all the assets of its sleep disorder diagnostic products business. Proceeds from the sale included $5.0 million cash and a note receivable of $596,000 that was collected later in 1995. The Company also received $1.1 million in 1995 from the exercise of stock options and warrants.

       The Company believes that its existing funds and funds generated from operations will be sufficient to support its planned operations for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation. In 1996, the Company adopted the disclosure provisions of this Statement while continuing to account for options and other stock-based compensation using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Such forward-looking statements can be identified by the use of terminology such as "may," "will," "expect," "plan," "intend," "anticipate," "estimate," or "continue" or comparable terminology. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: (i) the Company's revenue and profitability is currently reliant on sales of a single product; (ii) the Company's success will depend, to a large extent, on the enforceability and comprehensiveness of the patents on the Breathe Right nasal strip technology, and the Company has been sued for patent infringement (see
Item 3, Legal Proceedings in the Company's Form 10-K for the year ended December 31, 1996); (iii) the markets in which the Company competes are highly competitive; and (iv) the risk factors included in the Company's Prospectus dated March 29, 1996.


STATEMENTS OF OPERATIONS

                                                                                               Years ended December 31,
                                                                                           1996          1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Net sales ......................................................................   $ 85,866,525    $ 48,631,855    $  2,798,174
Cost of goods sold .............................................................     33,346,878      17,554,413       1,789,545
                                                                                   --------------------------------------------
     Gross profit ..............................................................     52,519,647      31,077,442       1,008,629
                                                                                   --------------------------------------------
Operating expenses:
     Marketing and selling .....................................................     26,798,820      16,695,428       3,099,806
     General and administrative ................................................      2,869,163       1,926,988         666,459
     Product development .......................................................      1,109,062          56,940               0
                                                                                   --------------------------------------------
         Total operating expenses ..............................................     30,777,045      18,679,356       3,766,265
                                                                                   --------------------------------------------

         Operating income (loss) ...............................................     21,742,602      12,398,086      (2,757,636)
Other income (expense):
     Interest income ...........................................................      2,279,882         583,919         207,480
     Interest expense ..........................................................              0         (12,500)         (7,945)
                                                                                   --------------------------------------------
         Other income, net .....................................................      2,279,882         571,419         199,535
                                                                                   --------------------------------------------
         Income (loss) from continuing operations before income taxes ..........     24,022,484      12,969,505      (2,558,101)
Income tax benefit (expense) ...................................................     (8,500,000)        341,000               0
                                                                                   --------------------------------------------
     Income (loss) from continuing operations ..................................     15,522,484      13,310,505      (2,558,101)

Loss from operations of discontinued sleep division (less applicable income
     tax benefit of $259,000 in 1995) ..........................................              0        (459,901)       (309,314)
Gain on sale of sleep division (less applicable income taxes of $690,00 in 1995)              0       1,225,890               0
                                                                                   --------------------------------------------
         Net income (loss) .....................................................   $ 15,522,484    $ 14,076,494    $ (2,867,415)
                                                                                   ============================================
Net income (loss) per common and common equivalent share:
     From continuing operations ................................................   $        .78    $        .72    $       (.16)
     From discontinued operations ..............................................            .00             .04            (.02)
                                                                                   --------------------------------------------
         Net income (loss) per share ...........................................   $        .78    $        .76    $       (.18)
                                                                                   ============================================
Weighted average number of common and
     common equivalent shares outstanding ......................................     19,807,000      18,376,000      15,755,000
                                                                                   ============================================

The accompanying notes are an integral part of the financial statements.


BALANCE SHEETS

                                                                                                   December 31,
                                                                                              1996           1995
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents .........................................................   $12,109,150   $ 2,593,113
     Marketable securities .............................................................    50,339,193     7,909,160
     Accounts receivable, net of allowance for doubtful accounts
         of $210,000 in 1996 and $201,000 in 1995 ......................................    14,665,731     7,830,793
     Inventories .......................................................................     8,314,826    11,100,909
     Prepaid expenses and other current assets .........................................     1,647,055       997,674
     Deferred income taxes .............................................................       961,000       879,000
                                                                                           -------------------------
     Total current assets ..............................................................    88,036,955    31,310,649
Property and equipment, net ............................................................       839,415       558,999
Patents and trademarks, net ............................................................       192,633       126,887
Certificate of deposit, restricted .....................................................       340,064       320,000
Deferred income taxes ..................................................................             0        24,000
                                                                                           -------------------------
                                                                                           $89,409,067   $32,340,535
                                                                                           =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ..................................................................   $ 5,134,683   $ 3,778,077
     Accrued expenses ..................................................................     3,179,944     1,169,116
     Accrued income taxes ..............................................................     1,319,533       508,000
                                                                                           -------------------------
     Total current liabilities .........................................................     9,634,160     5,455,193
                                                                                           -------------------------
Stockholders' equity:
     Preferred stock--authorized 8,483,589 shares;
         none issued or outstanding ....................................................             0             0
     Common stock--$.01 par value; authorized 50,000,000 shares;  issued and outstanding
         19,145,445 shares in 1996 and 17,387,852 shares in 1995 .......................       191,454       173,878
     Additional paid-in capital ........................................................    63,177,939    25,828,434
     Retained earnings .................................................................    16,405,514       883,030
                                                                                           -------------------------
     Total stockholders' equity ........................................................    79,774,907    26,885,342
                                                                                           -------------------------
Commitments (notes 9 and 10)
                                                                                           -------------------------
                                                                                           $89,409,067   $32,340,535
                                                                                           =========================

The accompanying notes are an integral part of the financial statements.


STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                                                   Common stock
                                                               -------------------        Additional       Retained        Total
                                                               Number          Par         paid-in         earnings    stockholders'
                                                              of shares       value        capital         (deficit)      equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                13,203,104   $    132,032   $ 14,065,523   $(10,326,049)   $  3,871,506
     Proceeds from public stock offering less
         issuance costs of $1,119,000                        3,450,000         34,500      9,627,382              0       9,661,882
     Stock issued in connection with
         Employee Stock Purchase Plan                           15,552            154         33,676              0          33,830
     Stock options exercised                                   133,000          1,330        163,352              0         164,682
     Warrants exercised                                        240,000          2,400        339,600              0         342,000
     Warrants issued                                                 0              0             50              0              50
     Net loss for the year                                           0              0              0     (2,867,415)     (2,867,415)
                                                            ------------------------------------------------------------------------
Balance at December 31, 1994                                17,041,656        170,416     24,229,583    (13,193,464)     11,206,535
     Stock issued in connection with
         Employee Stock Purchase Plan                            5,365             54         22,377              0          22,431
     Stock options exercised                                   129,870          1,299        379,034              0         380,333
     Tax benefit from stock options exercised                        0              0        485,000              0         485,000
     Warrants exercised, less issuance costs of $35,000        210,961          2,109        712,440              0         714,549
     Net income for the year                                         0              0              0     14,076,494      14,076,494
                                                            ------------------------------------------------------------------------
Balance at December 31, 1995                                17,387,852        173,878     25,828,434        883,030      26,885,342
     Proceeds from public stock offering less
         issuance costs of $2,469,000                        1,525,000         15,250     35,449,926              0      35,465,176
     Stock issued in connection with
         Employee Stock Purchase Plan                              893              9         11,048              0          11,057
     Stock options exercised                                   231,700          2,317        683,531              0         685,848
     Tax benefit from stock options exercised                        0              0      1,205,000              0       1,205,000
     Net income for the year                                         0              0              0     15,522,484      15,522,484
                                                            ------------------------------------------------------------------------
Balance at December 31, 1996                                19,145,445   $    191,454   $ 63,177,939   $ 16,405,514    $ 79,774,907
                                                            ========================================================================

The accompanying notes are an integral part of the financial statements.


STATEMENTS OF CASH FLOWS

                                                                                       Years ended December 31,
                                                                                  1996           1995          1994
---------------------------------------------------------------------------------------------------------------------------
Operating activities:
     Net income (loss) ................................................   $  15,522,484    $  14,076,494    $  (2,867,415)
     Adjustments to reconcile net income (loss) to net cash provided by
         (used in) operating activities:
       Net gain on sale of assets of discontinued operations ..........               0       (1,915,890)               0
       Depreciation and amortization ..................................         259,822          187,428           59,707
       Deferred income taxes ..........................................         (58,000)        (418,000)               0
       Changes in operating assets and liabilities:
         Accounts receivable ..........................................      (6,834,938)      (6,894,514)        (744,552)
         Inventories ..................................................       2,786,083       (9,975,900)        (717,626)
         Prepaid expenses and other current assets ....................        (649,381)        (752,055)        (195,484)
         Net assets of discontinued operations ........................               0         (814,201)         205,433
         Accounts payable and accrued expenses ........................       5,383,967        5,048,857           54,955
                                                                          ------------------------------------------------
              Net cash provided by (used in) operating activities .....      16,410,037       (1,457,781)      (4,204,982)
                                                                          ------------------------------------------------
Investing activities:
     Purchases of marketable securities ...............................    (177,630,971)     (42,709,438)     (14,118,156)
     Sales and maturities of marketable securities ....................     135,200,938       39,768,835        9,149,599
     Payments for purchases of property and equipment .................        (464,675)        (383,810)        (229,414)
     Payments for patents and trademarks ..............................        (141,309)         (73,426)         (90,906)
     Purchase of certificate of deposit, restricted ...................         (20,064)        (320,000)               0
     Net proceeds from promissory note ................................               0          595,611                0
                                                                          ------------------------------------------------
              Net cash used in investing activities ...................     (43,056,081)      (3,122,228)      (5,288,877)
                                                                          ------------------------------------------------
Financing activities:
     Net proceeds from sale of discontinued operations ................               0        5,000,000                0
     Net proceeds from public stock offering ..........................      35,465,176                0        9,661,932
     Proceeds from the issuance of common stock
         under Employee Stock Purchase Plan ...........................          11,057           22,431           33,830
     Proceeds from the exercise of stock options ......................         685,848          380,333          164,682
     Proceeds from exercise of common stock warrants ..................               0          714,549          342,000
                                                                          ------------------------------------------------
              Net cash provided by financing activities ...............      36,162,081        6,117,313       10,202,444
                                                                          ------------------------------------------------
              Net increase in cash and cash equivalents ...............       9,516,037        1,537,304          708,585
Cash and cash equivalents:
     Beginning of year ................................................       2,593,113        1,055,809          347,224
                                                                          ------------------------------------------------
     End of year ......................................................   $  12,109,150    $   2,593,113    $   1,055,809
                                                                          ------------------------------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest ...........................   $           0    $      12,500    $      12,945
     Cash paid during the year for income taxes .......................       6,541,467                0                0
                                                                          ================================================

The accompanying notes are an integral part of the financial statements.


NOTES TO FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS CNS, Inc. ("the Company"), designs, manufactures and markets consumer products, primarily the Breathe Right nasal strip. The Breathe Right nasal strip is a nonprescription, single use, disposable device that can reduce or eliminate snoring by improving nasal breathing and temporarily relieving nasal congestion. The Breathe Right nasal strip is sold over-the-counter in retail outlets, including drug, grocery and mass merchant stores. The Company has an international distribution agreement with 3M Company to market Breathe Right nasal strips outside the U.S. and Canada.

REVENUE RECOGNITION Revenue from sales is recognized at the time products are shipped.

ACCOUNTING ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS All financial instruments are carried at amounts that approximate estimated fair value.

CASH EQUIVALENTS  Cash equivalents consist primarily of money market funds.

MARKETABLE SECURITIES The Company classifies its marketable debt securities as available-for-sale and records these securities at fair market value. Net realized and unrealized gains and losses are determined on the specific identification cost basis. Any unrealized gains and losses are reflected as a separate component of stockholders' equity. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary, results in a charge to operations resulting in the establishment of a new cost basis for the security.

INVENTORIES Inventories are valued at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Equipment is depreciated using the straight-line method over five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

PATENTS AND TRADEMARKS Patents and trademarks are stated at cost and are amortized over three years using the straight-line method.

STOCK BASED COMPENSATION The Company applies Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. The Company has adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting and Disclosure of Stock-Based Compensation.

FOREIGN SALES Foreign sales are made in U.S. dollars only. There are no currency conversions.

ADVERTISING The Company expenses the production costs of advertising the first time the advertising runs.

INCOME TAXES Deferred tax assets and liabilities and the resultant provision for income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NET INCOME (LOSS) PER SHARE Net income per share has been computed based upon the weighted average number of common and common equivalent shares outstanding during the year. Net loss per common share has been computed using the weighted average number of common shares outstanding during the year.

RECLASSIFICATION Certain prior year amounts have been reclassified to conform to the 1996 presentation.

NOTE 2

SALE OF DIVISION

On June 1, 1995 the Company completed the sale of all the assets of its sleep disorder diagnostic products division. Net sale proceeds of $5,000,000 cash and a note receivable of $596,000 resulted in a gain on the sale of discontinued operations of $1,916,000. The net loss of this operation is shown on the statement of operations as the loss from discontinued operations.

NOTE 3

MARKETABLE SECURITIES

Marketable securities, including estimated fair value based on quoted market prices or valuation models, at December 31, 1996 and 1995 are summarized as follows (in thousands):

                                              December 31,
                                    1996                       1995
-----------------------------------------------------------------------------
                             Cost      Fair Value      Cost       Fair Value
-----------------------------------------------------------------------------
Commercial paper           $ 2,983      $ 2,983      $     0      $     0
Corporate bonds              6,045        6,045            0            0
U.S. Government
   obligations               1,998        1,998        7,909        7,909
Municipal bonds             39,313       39,313            0            0
-----------------------------------------------------------------------------
     Total marketable
       securities          $50,339      $50,339      $ 7,909      $ 7,909
=============================================================================

       Maturities of marketable securities at December 31, 1996 are as follows (in thousands):
                                                       Cost      Fair Value
-----------------------------------------------------------------------------
Due within one year                                  $22,997      $22,997
Due after one year through three years                27,342       27,342
-----------------------------------------------------------------------------
     Total marketable securities                     $50,339      $50,339
=============================================================================

       There were no realized gains or losses during 1996, 1995 or 1994.

NOTE 4

ADVERTISING
At December 31, 1996 and 1995 $212,000 and $561,000, respectively, of advertising costs were reported as assets. Advertising expense was $16,215,000 in 1996, $11,839,000 in 1995, and $2,429,000 in 1994.


NOTE 5

DETAILS OF SELECTED BALANCE SHEET ACCOUNTS

Details of selected balance sheet accounts are as follows
(in thousands):

                                             1996      1995      1994
---------------------------------------------------------------------
Allowance for doubtful accounts:
   Balance beginning of year                 $201      $ 55      $  0
   Plus provision for doubtful accounts       123       154        55
   Less charge offs                           114         8         0
---------------------------------------------------------------------
     Balance end of year                     $210      $201      $ 55
=====================================================================

                                                  December 31,
                                                1996       1995
---------------------------------------------------------------------
Inventories:
   Finished goods                            $ 6,254    $ 9,364
   Work in process                               462        200
   Raw materials and component parts           1,599      1,537
---------------------------------------------------------------------
     Total inventories                       $ 8,315    $11,101
=====================================================================
Property and equipment:
   Production equipment                      $   789    $   527
   Office equipment and leasehold
     improvements                                376        173
---------------------------------------------------------------------
                                               1,165        700
   Less accumulated depreciation
     and amortization                            326        141
---------------------------------------------------------------------
     Property and equipment, net             $   839    $   559
=====================================================================
Patents and trademarks:
   Patents and trademarks                    $   366    $   224
   Less accumulated amortization                 173         97
---------------------------------------------------------------------
     Patents and trademarks, net             $   193    $   127
=====================================================================
Accrued expenses:
   Promotions and allowances                 $ 1,305    $   386
   Royalties and commissions                   1,284        643
   Salaries, incentives and paid time off        392        102
   Other                                         199         38
---------------------------------------------------------------------
     Total accrued expenses                  $ 3,180    $ 1,169
=====================================================================

NOTE 6

STOCKHOLDERS' EQUITY

STOCK OPTIONS The Company's stock option plans allow for grant of options to officers, directors, and employees to purchase up to 2,200,000 shares of common stock at exercise prices not less than 100% of fair market value on the dates of grant. The term of the options may not exceed ten years and vest in increments over 1 to 5 years from the grant date. The plans allow for the grant of shares of restricted common stock. No shares of restricted common stock have been granted under these plans as of December 31, 1996.
       Stock option activity under these plans is summarized as follows:

                          Weighted-average                      Shares
                           Exercise Price     Shares          Available
                            Per Share       Outstanding       for Grant
-----------------------------------------------------------------------
Balance at
   December 31, 1993      $    1.64           682,000          331,222
     1994 plan                  --                  0        1,000,000
     Granted                   3.28           530,000         (530,000)
     Exercised                 1.24          (133,000)               0
     Canceled                  2.25           (31,400)          31,400
-----------------------------------------------------------------------
Balance at
   December 31, 1994           2.50         1,047,600          832,622
     Granted                   5.80           698,000         (698,000)
     Exercised                 2.93          (129,870)               0
     Canceled                  4.88          (107,430)         107,430
-----------------------------------------------------------------------
Balance at
   December 31, 1995           3.85         1,508,300          242,052
     Granted                  17.61           175,000         (175,000)
     Exercised                 2.96          (231,700)               0
-----------------------------------------------------------------------
Balance at
   December 31, 1996      $    5.65         1,451,600           67,052
=======================================================================

       At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.31 - $21.13 and 7.5 years, respectively. At December 31, 1996 and 1995, currently exercisable options aggregated 775,700 shares and 653,000 shares of common stock, respectively and the weighted-average exercise price of those options was $3.87 and $3.10, respectively.

       The per share weighted-average fair value of stock options granted during 1996 and 1995 is estimated as $11.00 and $3.48, respectively on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 65%, risk-free interest rate of 5.4% and an expected life of 6 years.

       The Company applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation, the Company's net income and earnings per share would have been reduced by approximately $900,000, or $.04 per share in 1996 and $1.5 million, or $.08 per share in 1995.

       Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

EMPLOYEE STOCK PURCHASE PLAN The employee Stock Purchase Plan allows eligible employees to purchase shares of the Company's common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of each six-month period during which an employee participated in the plan. The Company has reserved 200,000 shares under the plan of which 136,386 shares have been purchased by employees as of December 31, 1996.

WARRANTS In connection with an agreement to license a product to be marketed as the Breathe Right device, the licenser was issued a warrant to purchase 100,000 shares of the Company's common stock exercisable at a price of $2.75 per share which expires March 1997. During 1995 a total of 12,500 shares were exercised.

       During 1995 warrants to purchase 200,000 shares at $3.75 were exercised. The warrants had been issued in 1994 to the underwriter of the Company's 1994 public stock offering. During 1994 warrants to purchase 240,000 shares at $1.425 were exercised. The warrants had been issued in 1992 to the underwriter of the Company's 1992 public stock offering.

PREFERRED STOCK At December 31, 1996, the Company is authorized to issue 1,000,000 shares of Series A Junior Participating Preferred Stock upon a triggering event under the Company's stockholders' rights plan and 7,483,589 shares of undesignated preferred stock.

NOTE 7

INCOME TAXES

Income tax expense (benefit), from continuing operations, for the three years ended December 31, 1996, excluding tax on discontinued operations, is as follows (in thousands):

                                        Current       Deferred      Total
--------------------------------------------------------------------------
1996:
   Federal                             $ 8,164      $   (52)      $ 8,112
   State                                   394           (6)          388
                                       -----------------------------------
     Income tax expense (benefit)      $ 8,558      $   (58)      $ 8,500
                                       ===================================
1995:
   Federal                             $   532      $  (853)      $  (321)
   State                                    30          (50)          (20)
                                       -----------------------------------
     Income tax expense (benefit)      $   562      $  (903)      $  (341)
                                       ===================================

       There was no tax expense in 1994.
       Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following (in thousands):

                                            1996          1995          1994
------------------------------------------------------------------------------
Computed tax expense (benefit)            $ 8,408       $ 4,539       $  (895)
State taxes, net of federal benefit           452           389             0
Benefit of foreign sales corporation         (417)            0             0
Change in deferred tax asset
   valuation allowance                          0        (5,439)          895
Other                                          57           170             0
                                          ------------------------------------
   Actual tax expense (benefit)           $ 8,500       $  (341)      $     0
                                          ====================================

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1996 and 1995 are presented below (in thousands):

                                             December 31,
                                           1996        1995
------------------------------------------------------------
Deferred tax assets:
   Inventory items                    $   294       $   275
   Accounts receivable allowance           78            74
   Patents and trademarks                  55            31
   Accrued expenses                       574           213
   Tax credits                             24           316
                                      ----------------------
                                        1,025           909
Deferred tax liabilities:
   Property and equipment                 (64)           (6)
                                      ----------------------
     Net deferred tax assets          $   961       $   903
                                      ======================
NOTE 8

SALES

The Company had two significant customers, including 3M Company, who accounted for approximately 42% of total sales in 1996, one significant customer who accounted for approximately 13% of total sales in 1995, and two significant customers who accounted for approximately 37% of total sales in 1994. Accounts receivable from these customers as of December 31, 1996 and 1995 were $6,762,000 and $1,319,000, respectively.

       Foreign sales by geographic area are as follows (in thousands):

                                1996        1995        1994
------------------------------------------------------------
Europe                        $12,617      $  162       $ 0
Asia                           10,616         370         0
Other                           2,535         904         0
                              ------------------------------
     Total foreign sales      $25,768      $1,436       $ 0
                              ==============================
NOTE 9

LICENSE AGREEMENT
The Company has an agreement to exclusively license the Breathe Right nasal strip. Royalties due under this agreement are 3% of net sales. To maintain the Company's license, it must make minimum royalty payments of $300,000 in 1997 and $450,000 each year thereafter until the patent for the product expires. Royalty expense was $2,647,000 in 1996, $1,458,000 in 1995, and $111,000 in 1994.

NOTE 10

OPERATING LEASES

The Company leases equipment and office space under non-cancelable operating leases which expire over the next four years. Future minimum lease payments due in accordance with these leases as of December 31, 1996 are as follows
(in thousands):

Year ending December 31,                              Amount
-------------------------------------------------------------
1997                                                  $  446
1998                                                     446
1999                                                     446
2000                                                     409
                                                      -------
   Future minimum lease payments                      $1,747
                                                      =======

       Total rental expense for operating leases was $473,000 in 1996, $377,000 in 1995, and $351,000 in 1994.

       The Company's office space lease requires a $320,000 letter of credit to remain with the lessor. The letter of credit is secured by a $340,000 certificate of deposit which bears interest at 5.75% per annum and matures on April 30, 1998.


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CNS, Inc.:

We have audited the accompanying balance sheets of CNS, Inc. as of December 31, 1996 and 1995 and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS, Inc. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



Minneapolis, Minnesota
January 28, 1997



COMMON STOCK INFORMATION


PRICE RANGE The Common Stock of the Company has been traded under the symbol "CNXS"on the NASDAQ National Market since April 8, 1994. The following table sets forth the high and low last sale prices of the Company's stock for the periods indicated. The prices prior to June 23, 1995 have been adjusted to reflect the Company's two-for-one stock split of that date.

1996                                            High        Low
-------------------------------------------------------------------
First Quarter                                $ 25 7/8    $ 14 5/8
Second Quarter                                 25 1/8      19
Third Quarter                                  25 3/8      15 3/8
Fourth Quarter                                 20 1/2      13 1/2

1995                                            High        Low
-------------------------------------------------------------------
First Quarter                                $  9 5/8    $  4 7/16
Second Quarter                                 19           9 15/16
Third Quarter                                  24 1/4      13 1/8
Fourth Quarter                                 17 3/8       9 1/2

SHAREHOLDERS As of March 3, 1997, there were approximately 1,000 owners of record of the Common Stock and an estimated 22,000 beneficial holders whose shares were registered in the names of nominees.

DIVIDEND POLICY The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future.


