Form 10-K, Exhibit 13
period 1997-12-31
CNS INC /DE/
filed 1998-03-31
CIK 814258

FINANCIAL HIGHLIGHTS

                                                                         YEARS ENDED DECEMBER 31,
                                                    1997            1996            1995            1994           1993
----------------------------------------------------------------------------------------------------------------------------
Results of Operations(1)(2):
   Net sales:
     Domestic net sales ...................    $ 60,601,757    $ 60,098,235    $ 47,196,414    $  2,798,174     $     93,352
     International net sales ..............       6,355,377      25,768,290       1,435,441               0                0
                                               -----------------------------------------------------------------------------
       Total net sales ....................      66,957,134      85,866,525      48,631,855       2,798,174           93,352
                                               -----------------------------------------------------------------------------
   Gross profit ...........................      45,664,139      52,519,647      31,077,442       1,008,629           44,840
   Operating income (loss) ................       9,644,195      21,742,602      12,398,086      (2,757,636)        (395,554)
   Income (loss) from continuing operations
     before income taxes ..................      12,620,316      24,022,484      12,969,505      (2,558,101)        (298,753)
   Income (loss) from continuing operations       8,770,316      15,522,484      13,310,505      (2,558,101)        (298,753)
   Net income (loss) ......................       8,770,316      15,522,484      14,076,494      (2,867,415)      (1,430,773)
   Diluted net income (loss) per share:
     From continuing operations ...........    $        .44    $        .78    $        .72    $       (.16)    $       (.02)
     From discontinued operations .........             .00             .00             .04            (.02)            (.09)
                                               -----------------------------------------------------------------------------
       Diluted net income (loss) per share     $        .44    $        .78    $        .76    $       (.18)    $       (.11)
                                               ==============================================================================
   Weighted average number of common and
     assumed conversion shares outstanding       19,802,000      19,807,000      18,376,000      15,755,000       13,145,000


                                                                                DECEMBER 31,
                                                    1997            1996            1995            1994           1993
----------------------------------------------------------------------------------------------------------------------------

Financial Position(1):
   Working capital ........................    $ 76,919,076    $ 78,402,795    $ 25,855,456    $ 10,790,457     $  3,716,040
   Total assets ...........................      88,494,973      89,409,067      32,340,535      11,612,871        3,871,506
   Stockholders' equity ...................      80,644,501      79,774,907      26,885,342      11,206,535        3,871,506


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

OVERVIEW
The Company was founded in 1982. From 1987 until 1995, the Company designed, manufactured and marketed computer-based diagnostic devices for sleep disorders. Beginning in 1995, the Company focused on the Breathe Right(R) nasal strip and divested itself of the assets related to its sleep disorders business. Unless otherwise noted, the following discussion of financial condition and results of operations relate only to continuing operations of the Company. The Company's revenues are derived primarily from the manufacture and sale of the Breathe Right nasal strip. Revenue from sales is recognized when earned, at the time products are shipped.
     The Company obtained the license to manufacture and sell the Breathe Right nasal strip in 1992 and received FDA clearance in October 1993 to market the Breathe Right nasal strip as a product that improves nasal breathing. In September 1994, the Company launched its consumer marketing program which was enhanced by broad media coverage of the use of Breathe Right nasal strips by professional football players. At the same time, a number of radio and television personalities provided unsolicited endorsements of the product on national radio and television.
     During 1995, the Company continued its marketing efforts and also focused on expanding its distribution network both domestically and internationally.
     In the first quarter of 1995, a rapid increase in domestic demand for the product resulted in the Company being unable to secure delivery of sufficient raw materials to avoid large back orders and out of stock situations at the retail level. The Company eliminated the back orders and began building inventory by the end of the second quarter of 1995.
     In August 1995, the Company signed an exclusive international distribution agreement with 3M to market Breathe Right nasal strips outside the U.S. and Canada. At the end of 1995, Breathe Right nasal strips were available in most domestic drug stores, mass merchants and warehouse clubs and a majority of grocery stores. In November 1995, the Company received FDA clearance to market the Breathe Right nasal strip for the reduction or elimination of snoring and began marketing programs emphasizing the snoring benefits of the product.
     In February 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of nasal congestion and thereafter launched a media program to increase consumer awareness of the benefits of the product for this application. In June 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of breathing difficulties due to a deviated nasal septum. In July 1996, U.S. Utility Patents were issued covering the basic invention of the Breathe Right nasal strip and additional elements incorporated in the product. By the end of 1996, the Company's international distributor, 3M, had introduced the Breathe Right nasal strip in more than 30 foreign countries.
     During 1997, the Company increased the level of domestic marketing expenditures, primarily through national television advertising, in order to increase the level of new trial and repeat usage of Breathe Right nasal strips. While usage of the product increased, the overall results of the increased level of marketing, especially in the first quarter of 1997, did not meet expectations. In order to improve the effectiveness of advertising and promotion programs, the Company hired a new advertising agency on April 1, 1997. The new advertising campaign developed for the fourth quarter of 1997 focused on the benefits of improved sleep resulting from better nasal breathing, with the slogan "Breathe Right. Sleep Tight.(TM)"
     As discussed in more detail below, the Company's international sales decreased during 1997. The Company believes that a higher level of advertising and promotion is needed in international markets and is working with 3M to amend the distribution agreement to permit the Company to take a more active role in advertising and promoting the product in certain countries in the future.
     In January 1997, the Company was sued for patent infringement. The Company believes it has good and sufficient defenses to the claim of patent infringement. Cross motions for summary judgment with respect to the lawsuit are pending. In February 1998, the company that brought the patent infringement suit against the Company was issued a patent entitled "Transparent Nasal Dilator" and commenced another patent infringement lawsuit against the Company. The Company intends to defend this action vigorously.
     Also, during 1997 the Company became aware of a foreign reference to a nasal dilator, not commercially available, that will result in narrower protection in the future from the patents licensed for Breathe Right nasal strips.

OPERATING RESULTS
The tables below set forth certain selected financial information of the Company and the percentage of net sales represented by certain items included in the Company's statements of income for the periods indicated.

                                         THREE MONTHS ENDED (UNAUDITED)          YEAR
-----------------------------------------------------------------------------    ENDED
                                     MAR 31,   JUN 30,    SEP 30,     DEC 31,   DEC 31,
                                      1997      1997       1997        1997      1997
---------------------------------------------------------------------------------------
                                                     (In thousands)
Domestic net sales .............    $16,909    $12,623    $12,352    $18,718    $60,602
International net sales ........      2,486        970        291      2,608      6,355
                                    ---------------------------------------------------
  Net sales ....................     19,395     13,593     12,643     21,326     66,957
Cost of goods sold .............      6,245      4,456      3,897      6,695     21,293
                                    ---------------------------------------------------
  Gross profit .................     13,150      9,137      8,746     14,631     45,664
                                    ---------------------------------------------------
Operating expenses:
  Marketing and selling ........     11,124      4,900      4,582     11,033     31,639
  General and administrative ...        762        812        933        768      3,275
  Product development ..........        202        289        246        369      1,106
                                    ---------------------------------------------------
   Total operating expenses ....     12,088      6,001      5,761     12,170     36,020
                                    ---------------------------------------------------
   Operating income ............      1,062      3,136      2,985      2,461      9,644
Interest income ................        710        777        773        716      2,976
                                    ---------------------------------------------------
  Income from continuing
  operations before income taxes    $ 1,772    $ 3,913    $ 3,758    $ 3,177    $12,620
                                    ===================================================


                                          THREE MONTHS ENDED (UNAUDITED)         YEAR
-----------------------------------------------------------------------------    ENDED
                                     MAR 31,    JUN 30,   SEP 30,     DEC 31,   DEC 31,
                                      1996       1996      1996        1996      1996
---------------------------------------------------------------------------------------
                                                     (In thousands)
Domestic net sales .............    $17,986    $12,611    $11,582    $17,919    $60,098
International net sales ........      2,835      8,508      7,793      6,632     25,768
                                    ---------------------------------------------------
  Net sales ....................     20,821     21,119     19,375     24,551     85,866
Cost of goods sold .............      7,652      9,147      8,000      8,548     33,347
                                    ---------------------------------------------------
  Gross profit .................     13,169     11,972     11,375     16,003     52,520
                                    ---------------------------------------------------
Operating expenses:
  Marketing and selling ........      7,430      6,917      4,862      7,589     26,798
  General and administrative ...        738        645        760        727      2,870
  Product development ..........        157        340        336        275      1,109
                                    ---------------------------------------------------
   Total operating expenses ....      8,325      7,902      5,958      8,591     30,777
                                    ---------------------------------------------------
   Operating income ............      4,844      4,070      5,417      7,412     21,743
Interest income ................        155        685        696        743      2,279
                                    ---------------------------------------------------
  Income from continuing
  operations before income taxes    $ 4,999    $ 4,755    $ 6,113    $ 8,155    $24,022
                                    ===================================================


                                         THREE MONTHS ENDED (UNAUDITED)         YEAR
---------------------------------------------------------------------------     ENDED
                                    MAR 31,   JUN 30,    SEP 30,    DEC 31,    DEC 31,
                                     1995       1995       1995      1995       1995
--------------------------------------------------------------------------------------
                                                     (In thousands)
Domestic net sales .............    $7,151    $18,540    $10,180    $11,324    $47,196
International net sales ........       308        278        108        742      1,436
                                    --------------------------------------------------
  Net sales ....................     7,459     18,818     10,288     12,066     48,632
Cost of goods sold .............     2,850      7,072      3,513      4,119     17,555
                                    --------------------------------------------------
  Gross profit .................     4,609     11,746      6,775      7,947     31,077
                                    --------------------------------------------------
Operating expenses:
  Marketing and selling ........     2,140      3,788      4,836      5,931     16,695
  General and administrative ...       254        377        639        657      1,927
  Product development ..........        46          7          3          0         57
                                    --------------------------------------------------
   Total operating expenses ....     2,440      4,172      5,478      6,588     18,679
                                    --------------------------------------------------
   Operating income ............     2,169      7,574      1,297      1,359     12,398
Interest income ................        84        124        214        149        572
                                    --------------------------------------------------
  Income from continuing
  operations before income taxes    $2,253    $ 7,698    $ 1,511    $ 1,508    $12,970
                                    ==================================================


                                          THREE MONTHS ENDED (UNAUDITED)         YEAR
-----------------------------------------------------------------------------    ENDED
                                     MAR 31,    JUN 30,    SEP 30,    DEC 31,   DEC 31,
                                      1997       1997       1997       1997      1997
---------------------------------------------------------------------------------------


Net sales ......................     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold .............      32.2       32.8       30.8       31.4       31.8
                                    ---------------------------------------------------
  Gross profit .................      67.8       67.2       69.2       68.6       68.2
                                    ---------------------------------------------------
Operating expenses:
  Marketing and selling ........      57.4       36.0       36.2       51.8       47.3
  General and administrative ...       3.9        6.0        7.4        3.6        4.9
  Product development ..........       1.0        2.1        2.0        1.7        1.6
                                    ---------------------------------------------------
   Total operating expenses ....      62.3       44.1       45.6       57.1       53.8
                                    ---------------------------------------------------
   Operating income ............       5.5       23.1       23.6       11.5       14.4
Interest income ................       3.6        5.7        6.1        3.4        4.4
                                    ---------------------------------------------------
  Income from continuing
  operations before income taxes       9.1%      28.8%      29.7%      14.9%      18.8%
                                    ===================================================


                                         THREE MONTHS ENDED (UNAUDITED)          YEAR
----------------------------------------------------------------------------     ENDED
                                    MAR 31,    JUN 30,    SEP 30,    DEC 31,    DEC 31,
                                     1996       1996        1996      1996       1996
---------------------------------------------------------------------------------------


Net sales ......................     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold .............      36.7       43.3       41.3       34.8       38.8
                                    ---------------------------------------------------
  Gross profit .................      63.3       56.7       58.7       65.2       61.2
                                    ---------------------------------------------------
Operating expenses:
  Marketing and selling ........      35.7       32.8       25.1       30.9       31.2
  General and administrative ...       3.5        3.0        3.9        3.0        3.3
  Product development ..........        .8        1.6        1.7        1.1        1.3
                                    ---------------------------------------------------
   Total operating expenses ....      40.0       37.4       30.7       35.0       35.8
                                    ---------------------------------------------------
   Operating income ............      23.3       19.3       28.0       30.2       25.3
Interest income ................        .7        3.2        3.6        3.0        2.7
                                    ---------------------------------------------------
  Income from continuing
  operations before income taxes      24.0%      22.5%      31.6%      33.2%      28.0%
                                    ===================================================


                                          THREE MONTHS ENDED (UNAUDITED)         YEAR
-----------------------------------------------------------------------------    ENDED
                                     MAR 31,   JUN 30,     SEP 30,    DEC 31,   DEC 31,
                                      1995      1995        1995       1995      1995
---------------------------------------------------------------------------------------


Net sales ......................     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold .............      38.2       37.6       34.2       34.1       36.1
                                    ---------------------------------------------------
  Gross profit .................      61.8       62.4       65.8       65.9       63.9
                                    ---------------------------------------------------
Operating expenses:
  Marketing and selling ........      28.7       20.1       47.0       49.2       34.3
  General and administrative ...       3.4        2.0        6.2        5.4        4.0
  Product development ..........        .6         .1         .0         .0         .1
                                    ---------------------------------------------------
   Total operating expenses ....      32.7       22.2       53.2       54.6       38.4
                                    ---------------------------------------------------
   Operating income ............      29.1       40.2       12.6       11.3       25.5
Interest income ................       1.1         .7        2.1        1.2        1.2
                                    ---------------------------------------------------
  Income from continuing
  operations before income taxes      30.2%      40.9%      14.7%      12.5%      26.7%
                                    ===================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1997 COMPARED TO 1996
NET SALES. Net sales were $67.0 million for 1997 compared to $85.9 million for 1996. Breathe Right nasal strip sales decreased in 1997 as a result of a decrease in international sales. The Company has experienced in the past, and expects that it will continue to experience in the future, quarterly fluctuations in both domestic and international sales and earnings. These fluctuations are due in part to seasonality of sales as described below, as well as increases and decreases in purchases by distributors and retailers in anticipation of future demand by consumers.
     For the year 1997, domestic sales increased to $60.6 million from $60.1 million for 1996. While our domestic sales dollars were relatively flat in 1997 compared to 1996, both retail sell-through and our strip sales, measured in units, increased by approximately ten percent. This is primarily due to a higher percentage of sales in 30 and 24 count boxes compared to ten count boxes.
     International sales decreased to $6.4 million for 1997 from $25.8 million for 1996. International sales in 1996 represented primarily initial inventory purchases by 3M, the Company's international distributor, and initial stocking of inventory at international retail outlets in certain countries. The lower level of international sales in 1997 reflects continued high inventory levels at 3M. As a result, the quarterly international sales patterns for 1997 are not comparable to the quarters of 1996 and may not be comparable to the quarters of 1998. The Company believes a higher level of advertising and promotion is needed in international markets and is working with 3M to amend the distribution agreement to permit the Company to take a more active role in advertising and promoting the product in certain countries in the future.
     GROSS PROFIT. Gross profit was $45.7 million for 1997 compared to $52.5 million for 1996. Gross profit as a percentage of net sales was 68.2% for 1997 compared to 61.2% for 1996. The higher gross profit as a percentage of net sales in 1997 was due to the lower level of international sales. The Company obtains lower gross profit margins on international sales because the Company sells product to 3M at a price lower than its sales price in domestic markets. In connection with these international sales, 3M is responsible for substantially all of the operating expenses and a portion of the packaging costs. Domestic gross profit as a percentage of domestic net sales for 1997 was approximately
1.5 percentage points higher than 1996, due to a combination of lower manufacturing costs obtained from sub contractors, an increase in the selling price of certain products and changes in the mix of products sold. The Company is continuing efforts to reduce the manufacturing costs of the product and improve gross profit margins on sales.
     MARKETING AND SELLING EXPENSES. Marketing and selling expenses were $31.6 million for 1997 compared to $26.8 million for 1996. This increase resulted primarily from heavier levels of advertising primarily associated with domestic national television advertising. Marketing and selling expenses as a percentage of net sales increased to 47.3% in 1997 from 31.2% in 1996 as a result of the increase in expenses and lower level of international sales.
     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $3.3 million for 1997 compared to $2.9 million for 1996. This increase resulted primarily from expenses associated with patent litigation. General and administrative expenses as a percentage of net sales increased to 4.9% in 1997 from 3.3% in 1996 primarily as a result of the lower level of international sales.
     PRODUCT DEVELOPMENT EXPENSES. Product development expenses were $1.1 million for 1997 and 1996. Product development expenses as a percentage of net sales increased to 1.6% in 1997 from 1.3% in 1996 primarily as a result of the lower level of international sales.
     INTEREST INCOME. Interest income was $3.0 million for 1997 compared to $2.3 million for 1996. This increase resulted primarily from investment of net proceeds from the public offering of common stock completed in the second quarter of 1996.
     INCOME TAX EXPENSE. Income tax expense for 1997 was $3.9 million or 30.5% of income before income taxes compared to $8.5 million or 35.4% for 1996. The lower effective income tax rate was due primarily to the higher level of tax exempt interest income as a percentage of income before income taxes.

1996 COMPARED TO 1995
NET SALES. Net sales increased to $85.9 million for 1996 from $48.6 million for 1995. Breathe Right nasal strip sales increased in 1996 in part as a result of increased consumer advertising, particularly national television and radio, and the commencement of international sales.
     Unlike domestic sales in the first nine months of 1995, which reflected an increase in inventory levels at existing and new retail outlets, domestic sales during 1996 approximated off the shelf movement at retail due to increased consumer demand for the product. As a result, the quarterly domestic sales patterns for the first three quarters of 1996 are not directly comparable to the first three quarters of 1995. During the fourth quarter of 1996, domestic retail sell-through of Breathe Right nasal strips was estimated to be approximately 50 percent higher than the fourth quarter of 1995. For the year 1996, domestic retail sell-through approximately doubled from the 1995 level.
     International sales increased to $25.8 million for 1996 from $1.4 million for 1995. International sales in 1996 represented primarily initial inventory purchases by 3M, the Company's international distributor, and initial stocking of inventory at international retail outlets in certain countries.
     GROSS PROFIT. Gross profit was $52.5 million for 1996 compared to $31.1 million for 1995. Gross profit as a percentage of net sales was 61.2% for 1996 compared to 63.9% for 1995. The lower gross profit in 1996 was due to the higher level of international sales. Domestic gross profit as a percentage of domestic net sales for 1996 was approximately 4 percentage points higher than 1995, primarily due to lower manufacturing costs resulting from the Company bringing a portion of the packaging operation in-house and increased production levels.
     MARKETING AND SELLING EXPENSES. Marketing and selling expenses were $26.8 million for 1996 compared to $16.7 million for 1995. This increase resulted primarily from expenses associated with national television and radio advertising. Marketing and selling expenses as a percentage of net sales decreased to 31.2% in 1996 from 34.3% in 1995 as a result of the higher level of sales.
     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $2.9 million for 1996 compared to $1.9 million for 1995. This increase resulted from the additional personnel and systems required to support growth of the Breathe Right nasal strip business. General and administrative expenses as a percentage of net sales decreased to 3.3% in 1996 from 4.0% in 1995 as a result of the higher level of sales.
     PRODUCT DEVELOPMENT EXPENSES. Product development expenses were $1.1 million for 1996 compared to $57,000 for 1995. This increase resulted from expenses associated with the development of potential new products and enhancements to the Breathe Right nasal strip. Product development expenses as a percentage of net sales increased to 1.3% in 1996 from .1% in 1995 primarily as a result of increased expenditures.
     INTEREST INCOME. Interest income was $2.3 million for 1996 compared to $572,000 for 1995. This increase resulted primarily from investment of net proceeds from the public offering of common stock completed in the second quarter of 1996.
     INCOME TAX BENEFIT (EXPENSE). Income tax expense for 1996 was $8.5 million or 35.4% of income before income taxes. The income tax benefit for 1995 of $341,000 resulted from the recognition of the benefit of net operating losses and credit carry forwards from prior years by the elimination of the valuation allowance on deferred tax assets due to the Company's expected future taxable income. There were no net operating loss carry forwards available for 1996 or future years.

SEASONALITY
The Company believes that approximately 50% of Breathe Right nasal strip users currently use the product for the temporary relief of nasal congestion and congestion-related snoring. Sales of nasal congestion remedies are higher during the fall and winter seasons because of increased use during the cold season. For this reason the Company's domestic net sales were relatively higher in the first and fourth quarters.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1997, the Company had cash, cash equivalents and marketable securities of $59.7 million and working capital of $76.9 million.
     OPERATING ACTIVITIES. The Company generated cash from operations of approximately $8.0 million for 1997 compared to $16.4 million for 1996. The reduced cash flow was primarily due to a decrease in net income.
     INVESTING ACTIVITIES. The Company purchased, net of sales and maturities, marketable securities of $9.1 million in 1997 compared to $42.4 million in 1996 which included net proceeds from the 1996 public offering of common stock. Marketable securities purchased consisted of cash equivalents, commercial paper, corporate bonds, U.S. Government obligations and municipal bonds.
     The Company purchased $1.2 million of property and equipment in 1997, primarily associated with the upgrade of management information systems, compared to $465,000 in 1996. Capitalized product rights were $1.6 million in 1997 compared to $141,000 in 1996. The Company currently expects to spend up to an aggregate of $7.0 million on capital expenditures in 1998 and 1999 in order to among other things supplement its in-house manufacturing capability and to complete the expansion and upgrade of management information systems. The actual amount of the expenditures as well as the timing of the expenditures may be subject to change.
     The Company has reviewed the ability of its computer systems to process transactions relating to the year 2000 and beyond and believes that all significant systems are compliant.
     FINANCING ACTIVITIES. In 1997, the Company's Board of Directors authorized and the Company purchased one million shares of its common stock for

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$8.3 million. These treasury shares are to be used to meet the Company's obligations under its employee stock ownership plan and stock option plans, and for possible future acquisitions. The Company received $362,000 in 1997 from the exercise of stock options.
     In April 1996, the Company completed a public offering of 1,725,000 shares of common stock. Of these shares, 1,525,000 shares were sold by the Company and 200,000 shares by selling shareholders. Net proceeds to the Company were $35.5 million. The Company also received $686,000 in 1996 from the exercise of stock options.
     In June 1995, the Company sold all the assets of its sleep disorder diagnostic products business. Proceeds from the sale included $5.0 million cash and a note receivable of $596,000 that was collected later in 1995. The Company also received $1.1 million in 1995 from the exercise of stock options and warrants.
     The Company believes that its existing funds and funds generated from operations will be sufficient to support its planned operations for the foreseeable future, including capital expenditures noted above and possible future acquisitions of products that would complement existing operations.

RECENT ACCOUNTING PRONOUNCEMENTS
In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings Per Share. The Company adopted the provisions of this Statement in 1997. The FASB also issued Statement No. 130, Reporting Comprehensive Income and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company intends to adopt these standards in 1998 by making the required disclosures. Therefore, the adoption of these standards is not expected to have an effect on the Company's financial position or results of operations.

FORWARD LOOKING STATEMENTS
This Annual Report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Such forward-looking statements can be identified by the use of terminology such as "may," "will," "expect," "plan," "intend," "anticipate," "estimate," or "continue" or comparable terminology. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: (i) the Company's revenue and profitability is currently reliant on sales of a single product; (ii) the Company's success will depend, to a large extent, on the enforceability and comprehensiveness of the patents on the Breathe Right nasal strip technology, and the Company has been sued for patent infringement (see
Item 3, Legal Proceedings in the Company's Form 10-K for the year ended December 31, 1997); (iii) the markets in which the Company competes are highly competitive; and (iv) the risk factors included in the Company's Prospectus dated March 29, 1996.

STATEMENTS OF INCOME                                                   CNS, Inc.

                                                                          YEARS ENDED DECEMBER 31,
                                                                    1997             1996             1995
-------------------------------------------------------------------------------------------------------------
Net sales .................................................    $ 66,957,134     $ 85,866,525     $ 48,631,855
Cost of goods sold ........................................      21,292,995       33,346,878       17,554,413
                                                               ----------------------------------------------
  Gross profit ............................................      45,664,139       52,519,647       31,077,442
                                                               ----------------------------------------------
Operating expenses:
  Marketing and selling ...................................      31,638,518       26,798,820       16,695,428
  General and administrative ..............................       3,275,636        2,869,163        1,926,988
  Product development .....................................       1,105,790        1,109,062           56,940
                                                               ----------------------------------------------
   Total operating expenses ...............................      36,019,944       30,777,045       18,679,356
                                                               ----------------------------------------------
   Operating income .......................................       9,644,195       21,742,602       12,398,086
Interest income ...........................................       2,976,121        2,279,882          571,419
                                                               ----------------------------------------------
   Income from continuing operations before income taxes ..      12,620,316       24,022,484       12,969,505
Income tax benefit (expense) ..............................      (3,850,000)      (8,500,000)         341,000
                                                               ----------------------------------------------
   Income from continuing operations ......................       8,770,316       15,522,484       13,310,505
Loss from operations of discontinued sleep division
   (less applicable income tax benefit of $259,000 in 1995)               0                0         (459,901)
Gain on sale of sleep division (less applicable
  income taxes of $690,000 in 1995) .......................               0                0        1,225,890
                                                               ----------------------------------------------
   Net income .............................................    $  8,770,316     $ 15,522,484     $ 14,076,494
                                                               ==============================================

Basic net income per share:
  From continuing operations ..............................    $        .46     $        .83     $        .77
  From discontinued operations ............................             .00              .00              .05
                                                               ----------------------------------------------
   Basic net income per share .............................    $        .46     $        .83     $        .82
                                                               ----------------------------------------------
Weighted average number of common shares outstanding ......      19,119,000       18,704,000       17,221,000
                                                               ==============================================
Diluted net income per share:
  From continuing operations ..............................    $        .44     $        .78     $        .72
  From discontinued operations ............................             .00              .00              .04
                                                               ----------------------------------------------
   Diluted net income per share ...........................    $        .44     $        .78     $        .76
                                                               ==============================================
Weighted average number of common and
  assumed conversion shares outstanding ...................      19,802,000       19,807,000       18,376,000
                                                               ==============================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

BALANCE SHEETS                                                         CNS, Inc.

                                                                           December 31,
                                                                       1997            1996
----------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents ..................................    $    229,647     $12,109,150
  Marketable securities ......................................      59,458,236      50,339,193
  Accounts receivable, net of allowance for doubtful accounts
   of $210,000 in 1997 and 1996 ..............................      11,392,001      14,665,731
  Inventories ................................................       8,624,663       8,314,826
  Prepaid expenses and other current assets ..................       3,295,001       1,647,055
  Deferred income taxes ......................................       1,770,000         961,000
                                                                  ----------------------------
     Total current assets ....................................      84,769,548      88,036,955
Property and equipment, net ..................................       1,863,007         839,415
Product rights, net ..........................................       1,502,520         192,633
Certificate of deposit, restricted ...........................         359,898         340,064
                                                                  ----------------------------
                                                                  $ 88,494,973     $89,409,067
                                                                  ============================


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable ...........................................    $  3,130,660     $ 5,134,683
  Accrued expenses ...........................................       3,561,279       3,179,944
  Accrued income taxes .......................................       1,158,533       1,319,533
                                                                  ----------------------------
    Total current liabilities ................................       7,850,472       9,634,160
                                                                  ----------------------------
Stockholders' equity:
  Preferred stock -- authorized 8,483,589 shares;
   none issued or outstanding ................................               0               0
  Common stock-- $.01 par value; authorized 50,000,000 shares;
   issued and outstanding 19,294,570 shares in 1997
   and 19,145,445 shares in 1996 .............................         192,946         191,454
  Additional paid-in capital .................................      63,495,718      63,177,939
  Treasury shares-- at cost; 961,511 shares in 1997 ..........      (8,219,993)              0
  Retained earnings ..........................................      25,175,830      16,405,514
                                                                  ----------------------------
     Total stockholders' equity ..............................      80,644,501      79,774,907
Commitments (notes 9 and 10)
                                                                  ----------------------------
                                                                  $ 88,494,973     $89,409,067
                                                                  ============================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENTS OF STOCKHOLDERS' EQUITY                                     CNS, Inc.


YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                                          COMMON STOCK                         TREASURY SHARES
                                      --------------------   ADDITIONAL    ------------------------                     TOTAL
                                        NUMBER       PAR       PAID-IN       NUMBER                     RETAINED     STOCKHOLDERS'
                                      OF SHARES    VALUE       CAPITAL     OF SHARES        COST        EARNINGS        EQUITY
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994 .......  17,041,656  $170,416  $ 24,229,583            0   $         0   $(13,193,464)  $ 11,206,535
   Stock issued in connection
     with Employee Stock
     Purchase Plan .................       5,365        54        22,377            0             0              0         22,431
   Stock options exercised .........     129,870     1,299       379,034            0             0              0        380,333
   Tax benefit from stock
     options exercised .............           0         0       485,000            0             0              0        485,000
   Warrants exercised, less issuance
     costs of $35,000 ..............     210,961     2,109       712,440            0             0              0        714,549
   Net income for the year .........           0         0             0            0             0     14,076,494     14,076,494
                                     --------------------------------------------------------------------------------------------
Balance at December 31, 1995 .......  17,387,852   173,878    25,828,434            0             0        883,030     26,885,342
   Proceeds from public stock
     offering less issuance
     costs of $2,469,000 ...........   1,525,000    15,250    35,449,926            0             0              0     35,465,176
   Stock issued in connection
     with Employee Stock
     Purchase Plan .................         893         9        11,048            0             0              0         11,057
   Stock options exercised .........     231,700     2,317       683,531            0             0              0        685,848
   Tax benefit from stock
     options exercised .............           0         0     1,205,000            0             0              0      1,205,000
   Net income for the year .........           0         0             0            0             0     15,522,484     15,522,484
                                     --------------------------------------------------------------------------------------------
Balance at December 31, 1996 .......  19,145,445   191,454    63,177,939            0             0     16,405,514     79,774,907
   Stock issued in connection
     with Employee Stock
     Purchase Plan .................         927        10         7,180       (1,489)        8,464              0         15,654
   Stock options exercised .........      77,300       773       241,308      (37,000)       50,062              0        292,143
   Tax benefit from stock
     options exercised .............           0         0        70,000            0             0              0         70,000
   Warrants exercised ..............      70,898       709          (709)           0             0              0              0
   Treasury shares purchased .......           0         0             0    1,000,000    (8,278,519)             0     (8,278,519)
   Net income for the year .........           0         0             0            0             0      8,770,316      8,770,316
                                     --------------------------------------------------------------------------------------------
Balance at December 31, 1997 .......  19,294,570  $192,946  $ 63,495,718      961,511   $(8,219,993)  $ 25,175,830   $ 80,644,501
                                     ============================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                1997             1996             1995
--------------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income ..........................................................    $  8,770,316     $  15,522,484     $ 14,076,494
  Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
    Net gain on sale of assets of discontinued operations .............               0                 0       (1,915,890)
    Depreciation and amortization .....................................         460,044           259,822          187,428
    Deferred income taxes .............................................        (809,000)          (58,000)        (418,000)
    Changes in operating assets and liabilities:
     Accounts receivable ..............................................       3,273,730        (6,834,938)      (6,894,514)
     Inventories ......................................................        (309,837)        2,786,083       (9,975,900)
     Prepaid expenses and other current assets ........................      (1,647,946)         (649,381)        (752,055)
     Net assets of discontinued operations ............................               0                 0         (814,201)
     Accounts payable and accrued expenses ............................      (1,783,688)        5,383,967        5,048,857
                                                                           -----------------------------------------------
      Net cash provided by (used in) operating activities .............       7,953,619        16,410,037       (1,457,781)
                                                                           -----------------------------------------------
Investing activities:
  Purchases of marketable securities ..................................     (99,045,360)     (177,630,971)     (42,709,438)
  Sales and maturities of marketable securities .......................      89,926,317       135,200,938       39,768,835
  Payments for purchases of property and equipment ....................      (1,239,918)         (464,675)        (383,810)
  Payments for product rights .........................................      (1,553,605)         (141,309)         (73,426)
  Purchase of certificate of deposit, restricted ......................         (19,834)          (20,064)        (320,000)
  Net proceeds from promissory note ...................................               0                 0          595,611
                                                                           -----------------------------------------------
      Net cash used in investing activities ...........................     (11,932,400)      (43,056,081)      (3,122,228)
                                                                           -----------------------------------------------
Financing activities:
  Net proceeds from sale of discontinued operations ...................               0                 0        5,000,000
  Net proceeds from public stock offering .............................               0        35,465,176                0
  Proceeds from the issuance of common stock
   under Employee Stock Purchase Plan .................................          15,654            11,057           22,431
  Proceeds from the exercise of stock options .........................         362,143           685,848          380,333
  Proceeds from exercise of common stock warrants .....................               0                 0          714,549
  Purchase of treasury shares .........................................      (8,278,519)                0                0
                                                                           -----------------------------------------------
      Net cash (used in) provided by financing activities .............      (7,900,722)       36,162,081        6,117,313
                                                                           -----------------------------------------------
      Net (decrease) increase in cash and cash equivalents ............     (11,879,503)        9,516,037        1,537,304
Cash and cash equivalents:
  Beginning of year ...................................................      12,109,150         2,593,113        1,055,809
                                                                           -----------------------------------------------
  End of year .........................................................    $    229,647     $  12,109,150     $  2,593,113
                                                                           -----------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest ..............................    $          0     $           0     $     12,500
  Cash paid during the year for income taxes ..........................       4,750,000         6,541,467                0
                                                                           ===============================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997, 1996 AND 1995

NOTE 1 SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
BUSINESS CNS, Inc. ("the Company"), designs, manufactures and markets consumer products, primarily the Breathe Right(R) nasal strip. The Breathe Right nasal strip is a nonprescription, single use, disposable device that can reduce or eliminate snoring by improving nasal breathing and temporarily relieving nasal congestion. The Breathe Right nasal strip is sold over-the-counter in retail outlets, including drug, grocery and mass merchant stores. The Company has an international distribution agreement with 3M Company to market Breathe Right nasal strips outside the U.S. and Canada.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS All financial instruments are carried at amounts that approximate fair value.

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

PRODUCT RIGHTS Product rights, consisting of patents, trademarks and other product rights, are stated at cost and are amortized over three to seven years using the straight-line method.

STOCK BASED COMPENSATION The Company follows the disclosure requirements for stock based compensation plans and, accordingly, no compensation expense has been recognized.

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

NET INCOME Per Share In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, which simplifies the standards for computing earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution. The Company adopted SFAS No. 128 during 1997 and replaced previously reported primary net income per share with basic net income per share.
     Basic net income per share has been computed based upon the weighted average number of common shares outstanding during the year. Diluted net income per share has been computed based upon the weighted average number of common and assumed conversion shares outstanding during the year.

NEW ACCOUNTING STANDARDS In 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income and No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company intends to adopt these standards in 1998 by making the required disclosures. Therefore, the adoption of these standards is not expected to have an effect on the Company's financial position or results of operations.

NOTE 2 SALE OF DIVISION
On June 1, 1995 the Company completed the sale of all the assets of its sleep disorder diagnostic products division. Net sale proceeds of $5,000,000 cash and a note receivable of $596,000 resulted in a gain on the sale of discontinued operations of $1,916,000. The net loss of this operation is shown on the statement of income as the loss from discontinued operations.

NOTE 3 MARKETABLE SECURITIES
Marketable securities, including estimated fair value based on quoted market prices or valuation models, are summarized as follows (in thousands):

NOTES TO FINANCIAL STATEMENTS

                                             DECEMBER 31,
                                       1997                 1996
------------------------------------------------------------------------
                                 COST   FAIR VALUE    COST    FAIR VALUE
------------------------------------------------------------------------
Cash equivalents ..........    $   805    $   805    $   497    $   497
Commercial paper ..........          0          0      2,486      2,486
Corporate bonds ...........      3,772      3,772      6,045      6,045
U.S. Government obligations      3,994      3,994      1,998      1,998
Municipal bonds ...........     50,887     50,887     39,313     39,313
------------------------------------------------------------------------
Total marketable securities    $59,458    $59,458    $50,339    $50,339
========================================================================

Maturities of marketable securities at December 31, 1997 are as follows (in thousands):

                                            COST   FAIR VALUE
-------------------------------------------------------------
Due within one year ..................    $22,566    $22,566
Due after one year through three years     36,892     36,892
-------------------------------------------------------------
Total marketable securities ..........    $59,458    $59,458
=============================================================

There were no realized gains or losses during 1997, 1996 or 1995.

NOTE 4 ADVERTISING
At December 31, 1997 and 1996 $1,337,000 and $212,000, respectively, of advertising costs were reported as assets. Advertising expense was $21,160,000 in 1997, $16,215,000 in 1996, and $11,839,000 in 1995.

NOTE 5 DETAILS OF SELECTED BALANCE SHEET ACCOUNTS
Details of selected balance sheet accounts are as follows (in thousands):

                                          1997    1996    1995
---------------------------------------------------------------
Allowance for doubtful accounts:
  Balance beginning of year ..........    $210    $201    $ 55
  Plus provision for doubtful accounts       5     123     154
  Less charge offs ...................       5     114       8
---------------------------------------------------------------
   Balance end of year ...............    $210    $210    $201
===============================================================

                                                       DECEMBER 31,
                                                     1997       1996
---------------------------------------------------------------------
Inventories:
  Finished goods ...............................    $6,475    $6,254
  Work in process ..............................       468       462
  Raw materials and component parts ............     1,682     1,599
---------------------------------------------------------------------
   Total inventories ...........................    $8,625    $8,315
---------------------------------------------------------------------
Property and equipment:
  Production equipment .........................    $  928    $  789
  Office equipment and information systems           1,477       376
---------------------------------------------------------------------
                                                     2,405     1,165
  Less accumulated depreciation ................       542       326
---------------------------------------------------------------------
   Property and equipment, net .................    $1,863    $  839
---------------------------------------------------------------------
Product rights:
  Product rights ...............................    $1,920    $  366
  Less accumulated amortization ................       417       173
---------------------------------------------------------------------
   Product rights, net .........................    $1,503    $  193
---------------------------------------------------------------------
Accrued expenses:
  Promotions and allowances ....................    $1,926    $1,305
  Royalties and commissions ....................     1,214     1,284
  Salaries, incentives and paid time off .......       273       392
  Other ........................................       148       199
---------------------------------------------------------------------
   Total accrued expenses ......................    $3,561    $3,180
=====================================================================

NOTE 6 STOCKHOLDERS' EQUITY
Stock Options The Company's stock option plans allow for the grant of options to officers, directors, and employees to purchase up to 2,950,000 shares of common stock at exercise prices not less than 100% of fair market value on the dates of grant. The term of the options may not exceed ten years and vest in increments over 1 to 5 years from the grant date. The plans allow for the grant of shares of restricted common stock. No shares of restricted common stock have been granted under these plans as of December 31, 1997.

     Stock option activity under these plans is summarized as follows:

                              WEIGHTED-AVERAGE                 SHARES
                               EXERCISE PRICE    SHARES       AVAILABLE
                                 PER SHARE    OUTSTANDING     FOR GRANT
------------------------------------------------------------------------
Balance at December 31, 1994    $     2.50     1,047,600        832,622
  Granted ..................          5.80       698,000       (698,000)
  Exercised ................          2.93      (129,870)             0
  Canceled .................          4.88      (107,430)       107,430
------------------------------------------------------------------------
Balance at December 31, 1995          3.85     1,508,300        242,052
  Granted ..................         17.61       175,000       (175,000)
  Exercised ................          2.96      (231,700)             0
------------------------------------------------------------------------
Balance at December 31, 1996          5.65     1,451,600         67,052
  Granted ..................          7.13       110,000       (110,000)
  Exercised ................          2.56      (114,300)             0
  Canceled .................         16.79       (90,000)        90,000
  Unused 1987 expired ......          --               0        (31,702)
  Amend 1994 Plan ..........          --               0        750,000
------------------------------------------------------------------------
Balance at December 31, 1997    $     5.29     1,357,300        765,350
========================================================================

At December 31, 1997, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.31 - $18.13 and 6.8 years, respectively. At December 31, 1997, 1996 and 1995, currently exercisable options aggregated 958,100, 775,700 and 653,000 shares of common stock, respectively and the weighted-average exercise price of those options was $4.00, $3.87 and $3.10, respectively.
     The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 is estimated as $2.38, $11.00 and $3.48, respectively on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 65%; risk-free interest rate of 6.25% in 1997 and 5.4% in 1996 and 1995; and an expected life of 6 years.
     The Company applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and diluted earnings per share would have been reduced by approximately $350,000, or $.02 per share in 1997, $900,000, or $.05 per share in 1996 and $1.5 million, or $.08 per share in 1995.
     Pro forma net income reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

EMPLOYEE STOCK PURCHASE Plan The Employee Stock Purchase Plan allows eligible employees to purchase shares of the Company's common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of each six-month period during which an employee participated in the plan. The Company has reserved 200,000 shares under the plan of which 138,802 shares have been purchased by employees as of December 31, 1997.

WARRANTS During 1997 and 1995 warrants to purchase a total of 100,000 shares at $2.75 were exercised. The warrants had been issued in connection with an agreement to license a product to be marketed as the Breathe Right device. During 1995 warrants to purchase 200,000 shares at $3.75 were exercised. The warrants had been issued to the underwriter of the Company's 1994 public stock offering.
     In connection with an agreement to license a potential product, the licenser was issued a warrant during 1997 to purchase 25,000 shares of the Company's common stock exercisable at a price of $8.00 per share which expires November 2002.

PREFERRED STOCK At December 31, 1997, the Company is authorized to issue 1,000,000 shares of Series A Junior Participating Preferred Stock upon a triggering event under the Company's stockholders' rights plan and 7,483,589 shares of undesignated preferred.

NOTE 7 INCOME TAXES
Income tax expense (benefit), from continuing operations, for the three years ended December 31, 1997, excluding tax on discontinued operations, is as follows (in thousands):

                                 CURRENT    DEFERRED     TOTAL
---------------------------------------------------------------
1997:
  Federal .....................    $4,154    $(728)    $ 3,426
  State .......................       505      (81)        424
---------------------------------------------------------------
   Income tax expense (benefit)    $4,659    $(809)    $ 3,850
---------------------------------------------------------------
1996:
  Federal .....................    $8,164    $ (52)    $ 8,112
  State .......................       394       (6)        388
---------------------------------------------------------------
   Income tax expense (benefit)    $8,558    $ (58)    $ 8,500
---------------------------------------------------------------
1995:
  Federal .....................    $  532    $(853)    $  (321)
  State .......................        30      (50)        (20)
---------------------------------------------------------------
   Income tax expense (benefit)    $  562    $(903)    $  (341)
===============================================================

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following (in thousands):

                                                      1997        1996        1995
-------------------------------------------------------------------------------------
Computed tax expense ...........................    $ 4,417     $ 8,408     $ 4,539
State taxes, net of federal benefit ............        331         452         389
Tax exempt interest ............................       (765)       (185)          0
Benefit of foreign sales corporation ...........       (127)       (417)          0
Change in deferred tax asset valuation allowance          0           0      (5,439)
Other ..........................................         (6)        242         170
-------------------------------------------------------------------------------------
  Actual tax expense (benefit) .................    $ 3,850     $ 8,500     $  (341)
=====================================================================================


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1997 and 1996 are presented below (in thousands):

                                        DECEMBER 31,
                                     1997        1996
-------------------------------------------------------
Deferred tax assets:
  Inventory items .............    $   363     $   294
  Accounts receivable allowance         78          78
  Product rights ..............         55          55
  Accrued expenses ............      1,328         574
  Tax credits .................          0          24
-------------------------------------------------------
                                     1,824       1,025
Deferred tax liabilities:
  Property and equipment ......        (54)        (64)
-------------------------------------------------------
   Net deferred tax assets ....    $ 1,770     $   961
=======================================================

NOTE 8 SALES
The Company had two significant customers, including 3M Company, who accounted for approximately 28% of total sales in 1997 and 42% of total sales in 1996, and had one significant customer who accounted for approximately 13% of total sales in 1995. Accounts receivable from these customers as of December 31, 1997 and 1996 were $5,082,000 and $6,762,000, respectively. Foreign sales by geographic area are as follows (in thousands):

                           1997       1996      1995
------------------------------------------------------
Europe ...............    $4,319    $12,617    $  162
Asia .................       730     10,616       370
Other ................     1,306      2,535       904
------------------------------------------------------
   Total foreign sales    $6,355    $25,768    $1,436
======================================================

NOTE 9 LICENSE AGREEMENT
The Company has an agreement to exclusively license the Breathe Right nasal strip. Royalties due under this agreement are 3% of net sales. To maintain the Company's license, it must make minimum royalty payments of $450,000 each year until patents for the product expire. Royalty expense was $1,995,000 in 1997, $2,647,000 in 1996 and $1,458,000 in 1995.

NOTE 10 OPERATING LEASES
The Company leases equipment and office space under noncancelable operating leases which expire over the next three years. Future minimum lease payments due in accordance with these leases as of December 31, 1997 are as follows (in thousands):

YEAR ENDING DECEMBER 31,                  AMOUNT
-------------------------------------------------
1998 ................................     $ 455
1999 ................................       455
2000 ................................       412
-------------------------------------------------
  Future minimum lease payments           $1,322
=================================================

NOTES TO FINANCIAL STATEMENTS

Total rental expense for operating leases was $471,000 in 1997, $473,000 in 1996, and $377,000 in 1995.
     The Company's office space lease requires a $320,000 letter of credit to remain with the lessor. The letter of credit is secured by a $360,000 certificate of deposit.

NOTE 11 EARNINGS PER SHARE
A reconciliation of basic and diluted average common shares outstanding are as follows (in thousands):

                                                 1997      1996      1995
---------------------------------------------------------------------------
Average common shares outstanding ..........    19,119    18,704    17,221
Assumed conversion of stock options ........       682     1,028     1,083
Assumed conversion of warrants .............         1        75        72
---------------------------------------------------------------------------
Average common and assumed conversion shares    19,802    19,807    18,376
===========================================================================

Options to purchase 108,000 shares of common stock at $11.375 to $18.125 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares. The options expire in 2005 and 2006.



INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CNS, INC.:

We have audited the accompanying balance sheets of CNS, Inc. as of December 31, 1997 and 1996 and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                        /s/ KPMG PEAT MARWICK LLP

Minneapolis, Minnesota
January 21, 1998


COMMON STOCK INFORMATION

PRICE RANGE The Common Stock of the Company is traded under the symbol "CNXS"on the Nasdaq National Market. The following table sets forth the high and low last sale prices of the Company's stock for the periods indicated.

1997                                     HIGH       LOW
-----------------------------------------------------------
First Quarter                          $16 3/4   $ 8
Second Quarter                          12 3/8     8 1/8
Third Quarter                            9 1/2     6 5/8
Fourth Quarter                           8 3/4     5 11/16

1996                                     HIGH       LOW
-----------------------------------------------------------
First Quarter                          $25 7/8   $14 5/8
Second Quarter                          25 1/8    19
Third Quarter                           25 3/8    15 3/8
Fourth Quarter                          20 1/2    13 1/2


SHAREHOLDERS As of March 3, 1998, there were approximately 850 owners of record of the Common Stock and an estimated 17,000 beneficial holders whose shares were registered in the names of nominees.

DIVIDEND POLICY The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future.