Form 10-K405, Exhibit 13
period 1998-12-31
CNS INC /DE/
filed 1999-03-29
CIK 814258

EXHIBIT 13.1


FINANCIAL HIGHLIGHTS
(In thousands, except per share amounts)

                                                             YEAR ENDED DECEMBER 31,
                                                 1998      1997       1996       1995       1994
--------------------------------------------------------------------------------------------------
Results of Operations(1)(2):
   Net sales:
     Domestic net sales ...................   $ 51,855   $ 60,602   $ 60,098   $ 47,196   $  2,798
     International net sales ..............      1,768      6,355     25,768      1,435          0
                                              ----------------------------------------------------
       Total net sales ....................     53,623     66,957     85,866     48,631      2,798
                                              ----------------------------------------------------
   Gross profit ...........................     35,138     45,664     52,520     31,077      1,008
   Operating income (loss) ................        701      9,644     21,743     12,398     (2,758)
   Income (loss) from continuing operations
     before income taxes ..................      3,492     12,620     24,022     12,970     (2,558)
   Income (loss) from continuing operations      3,492      8,770     15,522     13,311     (2,558)
   Net income (loss) ......................      2,982      8,770     15,522     14,076     (2,867)
   Diluted net income (loss) per share:
     From continuing operations ...........   $    .16   $    .44   $    .78   $    .72   $   (.16)
     From discontinued operations .........        .00        .00        .00        .04       (.02)
                                              ----------------------------------------------------
       Diluted net income (loss) per share    $    .16   $    .44   $    .78   $    .76   $   (.18)
                                              ====================================================
   Weighted average number of common and
     assumed conversion shares outstanding      18,249     19,802     19,807     18,376     15,755


                                                                  DECEMBER 31,
                                                 1998      1997       1996       1995       1994
--------------------------------------------------------------------------------------------------
Financial Position(1):
   Working capital ........................   $ 72,025   $ 76,919   $ 78,403   $ 25,855   $ 10,790
   Total assets ...........................     84,963     88,495     89,409     32,341     11,613
   Stockholders' equity ...................     75,866     80,645     79,775     26,885     11,207


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

OVERVIEW
     The Company was founded in 1982. From 1987 until 1995, the Company designed, manufactured and marketed computer-based diagnostic devices for sleep disorders. Since 1995, the Company has focused on the Breathe Right(R) nasal strip and divested itself of the assets related to its sleep disorders business. The Company's revenues are derived primarily from the manufacture and sale of the Breathe Right nasal strip. Revenue from sales is recognized when earned, at the time products are shipped.
     The Company obtained the exclusive license to manufacture and sell the Breathe Right nasal strip in 1992 and received FDA clearance in October 1993 to market the Breathe Right nasal strip as a product that improves nasal breathing. In September 1994, the Company launched its consumer marketing program which was enhanced by broad media coverage of the use of Breathe Right nasal strips by professional football players. At the same time, a number of radio and television personalities provided unsolicited endorsements of the product on national radio and television.
     In August 1995, the Company signed an exclusive international distribution agreement with the 3M Company ("3M") to market Breathe Right nasal strips outside the U.S. and Canada. That agreement is currently being renegotiated. At the end of 1995, Breathe Right nasal strips were available in most domestic drug stores, mass merchants and warehouse clubs and a majority of grocery stores. In November 1995, the Company received FDA clearance to market the Breathe Right nasal strip for the reduction or elimination of snoring and began marketing programs emphasizing the related snoring benefits of the product.
     In February 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of nasal congestion and thereafter launched a media program to increase consumer awareness of the benefits of the product for this application. In June 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of breathing difficulties due to a deviated nasal septum. In July 1996, U.S. Utility Patents were issued covering the basic invention of the Breathe Right nasal strip and additional elements incorporated in the product. During 1997, the Company became aware of a foreign reference to a nasal dilator, not commercially available, that the Company believed would result in narrower protection in the future from the patents licensed for Breathe Right nasal strips.
     During 1998, the Company strengthened its management team to add consumer packaged goods and new products experience and organized into focused business teams. The Company completed positioning research work to expand the Breathe Right brand and developed a road map for new product development. These steps have positioned the Company to invest aggressively during 1999 in marketing, selling and product development expenses to build the Breathe Right brand and to launch additional products.

OPERATING RESULTS
The tables below set forth certain selected financial information of the Company and the percentage of net sales represented by certain items included in the Company's statements of income for the periods indicated.

                               THREE MONTHS ENDED                        YEAR          THREE MONTHS ENDED              YEAR
----------------------------------------------------------------------   ENDED  -------------------------------------  ENDED
                                MAR 31,   JUN 30,  SEP 30,    DEC 31,   DEC 31,   MAR 31,   JUN 30,  SEP 30,  DEC 31, DEC 31,
                                 1998      1998     1998       1998      1998      1998      1998     1998     1998    1998
------------------------------------------------------------------------------------------------------------------------------
                                     (In thousands)
Domestic net sales .........   $13,354   $11,789   $12,581   $14,130   $51,855
International net sales ....     1,127       168       168       305     1,768
                            -------------------------------------------------------------------------------------------------
  Net sales ................    14,481    11,957    12,749    14,435    53,623     100.0%    100.0%   100.0%   100.0%   100.0%
Cost of goods sold .........     4,470     4,454     4,242     5,320    18,485      30.9      37.2     33.3     36.9     34.5
                            -------------------------------------------------------------------------------------------------
  Gross profit .............    10,011     7,503     8,507     9,115    35,138      69.1      62.8     66.7     63.1     65.5
                            -------------------------------------------------------------------------------------------------
Operating expenses:
  Marketing and selling ....     9,694     5,581     7,032     6,471    28,777      66.8      46.7     55.2     44.8     53.7
  General and administrative     1,047     1,167       810       596     3,621       7.4       9.8      6.3      4.1      6.7
  Product development ......       395       589       540       515     2,039       2.7       4.9      4.2      3.6      3.8
                            -------------------------------------------------------------------------------------------------
   Total operating expenses     11,136     7,337     8,382     7,582    34,437      76.9      61.4     65.7     52.5     64.2
                            -------------------------------------------------------------------------------------------------
   Operating income (loss) .    (1,125)      166       125     1,533       701      (7.8)      1.4      1.0     10.6      1.3
Interest income ............       690       730       712       660     2,791       4.8       6.1      5.6      4.6      5.2
                            -------------------------------------------------------------------------------------------------
  Income (loss) before
   income taxes ............   $  (435)  $   896   $   837   $ 2,193   $ 3,492      (3.0)%     7.5%     6.6%    15.2%     6.5%
                            =================================================================================================

                               THREE MONTHS ENDED                        YEAR          THREE MONTHS ENDED              YEAR
----------------------------------------------------------------------   ENDED  -------------------------------------  ENDED
                                MAR 31,   JUN 30,  SEP 30,    DEC 31,   DEC 31,   MAR 31,   JUN 30,  SEP 30,  DEC 31, DEC 31,
                                 1997      1997     1997       1997      1997      1997      1997     1997     1997    1997
------------------------------------------------------------------------------------------------------------------------------
                                     (In thousands)
Domestic net sales .........   $16,909   $12,623   $12,352   $18,718   $60,602
International net sales ....     2,486       970       291     2,608     6,355
                            -------------------------------------------------------------------------------------------------
  Net sales ................    19,395    13,593    12,643    21,326    66,957     100.0%    100.0%   100.0%   100.0%   100.0%
Cost of goods sold .........     6,245     4,456     3,897     6,695    21,293      32.2      32.8     30.8     31.4     31.8
                            -------------------------------------------------------------------------------------------------
  Gross profit .............    13,150     9,137     8,746    14,631    45,664      67.8      67.2     69.2     68.6     68.2
                            -------------------------------------------------------------------------------------------------
Operating expenses:
  Marketing and selling ....    11,124     4,900     4,582    11,033    31,639      57.4      36.0     36.2     51.8     47.3
  General and administrative       762       812       933       768     3,275       3.9       6.0      7.4      3.6      4.9
  Product development ......       202       289       246       369     1,106       1.0       2.1      2.0      1.7      1.6
                            -------------------------------------------------------------------------------------------------
   Total operating expenses     12,088     6,001     5,761    12,170    36,020      62.3      44.1     45.6     57.1     53.8
                            -------------------------------------------------------------------------------------------------
   Operating income ........     1,062     3,136     2,985     2,461     9,644       5.5      23.1     23.6     11.5     14.4
Interest income ............       710       777       773       716     2,976       3.6       5.7      6.1      3.4      4.4
                            -------------------------------------------------------------------------------------------------
  Income before income taxes   $ 1,772   $ 3,913   $ 3,758   $ 3,177   $12,620       9.1%     28.8%    29.7%    14.9%    18.8%
                            =================================================================================================

                               THREE MONTHS ENDED                        YEAR          THREE MONTHS ENDED              YEAR
----------------------------------------------------------------------   ENDED  -------------------------------------  ENDED
                                MAR 31,   JUN 30,  SEP 30,    DEC 31,   DEC 31,   MAR 31,   JUN 30,  SEP 30,  DEC 31, DEC 31,
                                 1996      1996     1996       1996      1996      1996      1996     1996     1996    1996
------------------------------------------------------------------------------------------------------------------------------
                                     (In thousands)
Domestic net sales .........   $17,986   $12,611   $11,582   $17,919   $60,098
International net sales ....     2,835     8,508     7,793     6,632    25,768
                            -------------------------------------------------------------------------------------------------
  Net sales ................    20,821    21,119    19,375    24,551    85,866     100.0%    100.0%   100.0%   100.0%   100.0%
Cost of goods sold .........     7,652     9,147     8,000     8,548    33,347      36.7      43.3     41.3     34.8     38.8
                            -------------------------------------------------------------------------------------------------
  Gross profit .............    13,169    11,972    11,375    16,003    52,520      63.3      56.7     58.7     65.2     61.2
                            -------------------------------------------------------------------------------------------------
Operating expenses:
  Marketing and selling ....     7,430     6,917     4,862     7,589    26,798      35.7      32.8     25.1     30.9     31.2
  General and administrative       738       645       760       727     2,870       3.5       3.0      3.9      3.0      3.3
  Product development ......       157       340       336       275     1,109        .8       1.6      1.7      1.1      1.3
                            -------------------------------------------------------------------------------------------------
   Total operating expenses      8,325     7,902     5,958     8,591    30,777      40.0      37.4     30.7     35.0     35.8
                            -------------------------------------------------------------------------------------------------
   Operating income ........     4,844     4,070     5,417     7,412    21,743      23.3      19.3     28.0     30.2     25.3
Interest income ............       155       685       696       743     2,279        .7       3.2      3.6      3.0      2.7
                            -------------------------------------------------------------------------------------------------
  Income before income taxes   $ 4,999   $ 4,755   $ 6,113   $ 8,155   $24,022      24.0%     22.5%    31.6%    33.2%    28.0%
                            =================================================================================================

1998 COMPARED TO 1997

NET SALES Net sales were $53.6 million for 1998 compared to $67.0 million for 1997. For the year 1998, domestic sales decreased to $51.9 million from $60.6 million for 1997. The decrease was primarily due to the failure of marketing efforts to generate the anticipated volume of new Breathe Right nasal strip users in the first quarter of 1998, a planned reduction in advertising expenditures during the fourth quarter of 1998 and the entry of a competitor at the end of 1998.
     The Company has experienced in the past, and expects that it will continue to experience in the future, quarterly fluctuations in both domestic and international sales and earnings. These fluctuations are due in part to advertising levels and seasonality of sales as described below, as well as increases and decreases in purchases by distributors and retailers in anticipation of future demand by consumers.
     International sales decreased to $1.8 million for 1998 from $6.4 million for 1997. The lower level of international sales in 1998 reflects continued high inventory levels at 3M. The Company believes a higher level of advertising and promotion is needed in international markets and is working with 3M to amend the distribution agreement to enable the Company to take a more active role in advertising and promoting the Breathe Right nasal strip in the future.

GROSS PROFIT Gross profit was $35.1 million for 1998 compared to $45.7 million for 1997. Gross profit as a percentage of net sales was 65.5% for 1998 compared to 68.2% for 1997. The lower gross profit as a percentage of net sales in 1998 was due primarily to a write off of inventory in anticipation of the introduction of new packaging, the inclusion of "20% More Free" Breathe Right nasal strips in packages for part of the year and the introduction of new products with lower gross profit margins.

MARKETING AND SELLING EXPENSES Marketing and selling expenses were $28.8 million for 1998 compared to $31.6 million for 1997. This decrease resulted primarily from a planned reduction in national television advertising during the fourth quarter of 1998 and lower than expected coupon redemption. Marketing and selling expenses as a percentage of net sales increased to 53.7% in 1998 from 47.3% in 1997, reflecting the lower level of sales in 1998.

GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses were $3.6 million for 1998 compared to $3.3 million for 1997. This increase resulted primarily from personnel expenses, including costs associated with the change of the Company's President, offset by a decrease in expenses from patent litigation that was settled during 1998. General and administrative expenses as a percentage of net sales increased to 6.7% in 1998 from 4.9% in 1997 primarily as a result of the lower level of sales.

PRODUCT DEVELOPMENT EXPENSES Product development expenses were $2.0 million for 1998 compared to $1.1 million for 1997. This increase resulted primarily from costs related to evaluation and testing of potential new products. Product development expenses as a percentage of net sales increased to 3.8% in 1998 from 1.6% in 1997.

INTEREST INCOME Interest income was $2.8 million for 1998 compared to $3.0 million for 1997. This decrease resulted primarily from a higher level of investment in tax exempt municipal bonds in 1998.

INCOME TAX EXPENSE Income tax expense for 1998 was $510,000 or 14.6% of income before income taxes compared to $3.9 million or 30.5% for 1997. The lower effective income tax rate was due primarily to the higher level of tax exempt interest income as a percentage of income before income taxes.

1997 COMPARED TO 1996

NET SALES Net sales were $67.0 million for 1997 compared to $85.9 million for 1996. Breathe Right nasal strip sales decreased in 1997 as a result of a decrease in international sales.
     For the year 1997, domestic sales increased to $60.6 million from $60.1 million for 1996. While our domestic sales dollars were relatively flat in 1997 compared to 1996, both retail sell-through and our strip sales, measured in units, increased by approximately ten percent. This is primarily due to a higher percentage of sales in 30 and 24 count boxes compared to 10 count boxes.
     International sales decreased to $6.4 million for 1997 from $25.8 million for 1996. International sales in 1996 represented primarily initial inventory purchases by 3M, the Company's international distributor, and initial stocking of inventory at international retail outlets in certain countries. The lower level of international sales in 1997 reflected continued high inventory levels at 3M.

GROSS PROFIT Gross profit was $45.7 million for 1997 compared to $52.5 million for 1996. Gross profit as a percentage of net sales was 68.2% for 1997 compared to 61.2% for 1996. The higher gross profit as a percentage of net sales in 1997 was due to the lower level of international sales. The Company obtains lower gross profit margins on international sales because the Company sells product to 3M at a price lower than its sales price in domestic markets. In connection with these international sales, 3M is responsible for substantially all of the operating expenses and a portion of the packaging costs. Domestic gross profit as a percentage of domestic net sales for 1997 was approximately 1.5 percentage points higher than 1996, due to a combination of lower manufacturing costs obtained from subcontractors, an increase in the selling price of certain products and changes in the mix of products sold.

MARKETING AND SELLING EXPENSES Marketing and selling expenses were $31.6 million for 1997 compared to $26.8 million for 1996. This increase resulted primarily from heavier levels of advertising primarily associated with domestic national television advertising. Marketing and selling expenses as a percentage of net sales increased to 47.3% in 1997 from 31.2% in 1996 as a result of the increase in expenses and lower level of international sales.

GENERAL AND ADMINISTRATIVE Expenses General and administrative expenses were $3.3 million for 1997 compared to $2.9 million for 1996. This increase resulted primarily from expenses associated with patent litigation. General and administrative expenses as a percentage of net sales increased to 4.9% in 1997 from 3.3% in 1996 primarily as a result of the lower level of international sales.

PRODUCT DEVELOPMENT EXPENSES Product development expenses were $1.1 million for 1997 and 1996. Product development expenses as a percentage of net sales increased to 1.6% in 1997 from 1.3% in 1996 primarily as a result of the lower level of international sales.

INTEREST INCOME Interest income was $3.0 million for 1997 compared to $2.3 million for 1996. This increase resulted primarily from investment of net proceeds from the public offering of common stock completed in the second quarter of 1996.

INCOME TAX EXPENSE Income tax expense for 1997 was $3.9 million or 30.5% of income before income taxes compared to $8.5 million or 35.4% for 1996. The lower effective income tax rate was due primarily to the higher level of tax exempt interest income as a percentage of income before income taxes.

SEASONALITY

The Company believes that approximately 50% of Breathe Right nasal strip users currently use the product for the temporary relief of nasal congestion or congestion related snoring. Sales of nasal congestion remedies are higher during the fall and winter seasons because of increased use during the cold season.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company had cash, cash equivalents and marketable securities of $60.4 million and working capital of $72.0 million.

OPERATING ACTIVITIES The Company generated cash from operations of approximately $9.3 million in 1998, $8.0 million in 1997 and $16.4 million in 1996. The increased cash flow in 1998 was primarily due to a change in operating assets and liabilities offset by a decrease in net income. The higher level of cash provided by operations in 1996 was primarily due to the higher level of net income.

INVESTING ACTIVITIES The Company's purchases of marketable securities equaled sales and maturities of marketable securities in 1998. Purchases of marketable securities exceeded sales and maturities by $9.1 million in 1997. Marketable securities purchased consisted of cash equivalents, corporate bonds, U.S. Government obligations and municipal bonds.
     The Company purchased $1.1 million of property and equipment in 1998, primarily associated with the upgrade of management information systems, compared to $1.2 million in 1997. Capitalized product rights were $229,000 in 1998 compared to $1.6 million in 1997.

FINANCING ACTIVITIES In 1998, the Company's Board of Directors authorized the Company to purchase up to 2,250,000 shares of its common stock and the Company purchased 1,907,600 shares for $8.3 million during the year. In 1997, the Company's Board of Directors authorized and the Company purchased one million shares of its common stock for $8.3 million. These treasury shares are to be used to meet the Company's obligations under its employee stock ownership plan and stock option plans, and for possible future acquisitions. The Company received $239,000 in 1998 and $362,000 in 1997 from the exercise of stock options.
     In April 1996, the Company completed a public offering of 1,725,000 shares of common stock. Of these shares, 1,525,000 shares were sold by the Company and 200,000 shares by selling shareholders. Net proceeds to the Company were $35.5 million. The Company also received $686,000 in 1996 from the exercise of stock options.
     The Company believes that its existing funds will be sufficient to support its planned operations for the foreseeable future, including capital expenditures noted above and possible future acquisitions of products that would complement existing operations.

YEAR 2000

The Company is evaluating the potential impact of what is commonly referred to as the Year 2000 issue, concerning the inability of certain information systems to properly recognize and process dates containing the year 2000 and beyond. The Company has established a Year 2000 team, and this team has worked with management to commence the following steps: (i) implementing a Year 2000 assessment and testing plan for all internal information systems and other systems that contain microcontrollers that may be affected by the Year 2000 date change; (ii) communicating with third parties that supply product to the Company to ensure they are addressing the Year 2000 issue; and (iii) contingency and disaster recovery planning to ensure Year 2000 problem resolution.
     The Company has identified and tested the systems it believes are critical, and the test results indicate that these systems are Year 2000 compliant. The Company expects to complete testing and establish compliance with respect to all of its systems and products by June 30, 1999, subject to possible

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

equipment upgrades during 1999 and ongoing communications with third parties. Regardless of the Year 2000 compliance of the Company's systems and products, there can be no assurance that the Company will not be adversely affected by the failure of others to become Year 2000 compliant.
     The Company estimates that its direct costs for Year 2000 compliance will consist primarily of costs related to the staff time devoted to Year 2000 compliance. The Company does not expect capital expenditures will be necessary related to Year 2000 compliance. Costs and capital expenditures in these areas have not been material for historical periods.
     As noted below under "Forward-Looking Statements," statements in this section that are not historical or current facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the timetable for Year 2000 compliance, the Company's costs and capital expenditures, the success of the Company's efforts and efforts of others to achieve compliance, and the effects of the Year 2000 issue on the Company's future financial condition and results of operations. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The following important factors, among others, could affect the accuracy of these statements: (i) the inherent uncertainty of the costs and timing of achieving compliance on the wide variety of systems used by the Company; (ii) the reliance on the efforts of vendors, customers, government agencies and other third parties to achieve adequate compliance and avoid disruption of the Company's business in early 2000; and
(iii) the uncertainty of the ultimate costs and consequences of any unanticipated disruption in the Company's business resulting from the failure of one of the Company's applications or of a third party's systems. The foregoing list is not exhaustive, and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

RECENT ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. The Company plans to adopt the new standard in 2000. The Company is in the process of evaluating SFAS No. 133 and its potential impact.
     In 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and does not require additional disclosures. The Company intends to adopt SOP 98-1 in 1999. Costs incurred prior to the initial application of the SOP will not be adjusted to conform with SOP 98-1. The adoption is not expected to have a material impact on the Company's financial position or results of operations.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Report do not relate strictly to historical or current facts but provide current expectations or forecasts of future events. As such, they are considered "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Such forward-looking statements can be identified by the use of terminology such as "may," "will," "expect," "plan," "intend," "anticipate," "estimate," or "continue" or similar words or expressions. It is not possible to foresee or identify all factors affecting the Company's forward looking statements and investors therefore should not consider any list of factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to the following factors: (i) the Company's revenue and profitability is primarily reliant on sales of a single product, Breathe Right nasal strips; (ii) the Company's success will depend on its ability to effectively market Breathe Right nasal strips and on the fact that it was the first entrant into the nasal dilation market; (iii) the Company's competitive position will, to some extent, be dependent on the enforceability and comprehensiveness of the patents on the Breathe Right nasal strip technology which have been, and in the future may be, the subject of litigation; (iv) the Company operates in a highly competitive market where recent and potential market entrants pose greater competitive challenges than those faced by the Company in the past; (v) the Company has faced and will continue to face challenges in successfully introducing new products; (vi) the Company is currently dependent upon 3M for the international distribution of its products under a contractual relationship which has produced less than anticipated results and which the Company expects to modify or replace; and (vii) the risk factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

STATEMENTS OF INCOME                                                   CNS, INC.

                                                              YEARS ENDED DECEMBER 31,
                                                          1998          1997          1996
----------------------------------------------------------------------------------------------
Net sales ..........................................   $53,622,803   $66,957,134   $85,866,525
Cost of goods sold .................................    18,484,608    21,292,995    33,346,878
                                                    ------------------------------------------
  Gross profit .....................................    35,138,195    45,664,139    52,519,647
                                                    ------------------------------------------
Operating expenses:
  Marketing and selling ............................    28,777,148    31,638,518    26,798,820
  General and administrative .......................     3,620,752     3,275,636     2,869,163
  Product development ..............................     2,039,411     1,105,790     1,109,062
                                                    ------------------------------------------
   Total operating expenses ........................    34,437,311    36,019,944    30,777,045
                                                    ------------------------------------------
   Operating income ................................       700,884     9,644,195    21,742,602
Interest income ....................................     2,790,780     2,976,121     2,279,882
                                                    ------------------------------------------
   Income before income taxes ......................     3,491,664    12,620,316    24,022,484
Income tax expense .................................       510,000     3,850,000     8,500,000
                                                    ------------------------------------------
   Net income ......................................   $ 2,981,664   $ 8,770,316   $15,522,484
                                                    ==========================================

Basic net income per share .........................   $       .16   $       .46   $       .83
                                                    ==========================================
Weighted average number of common shares outstanding    18,079,000    19,119,000    18,704,000
                                                    ==========================================
Diluted net income per share .......................   $       .16   $       .44   $       .78
                                                    ==========================================
Weighted average number of common and
  assumed conversion shares outstanding ............    18,249,000    19,802,000    19,807,000
                                                    ==========================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

BALANCE SHEETS                                                         CNS, INC.

                                                                                      DECEMBER 31,
                                                                                  1998            1997
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents ...............................................   $    584,718    $    229,647
  Marketable securities ...................................................     59,796,952      59,458,236
  Accounts receivable, net of allowance for doubtful accounts
   of $210,000 in 1998 and 1997 ...........................................      7,790,952      11,392,001
  Inventories .............................................................      8,823,193       8,624,663
  Prepaid expenses and other current assets ...............................      2,794,558       3,295,001
  Deferred income taxes ...................................................      1,332,000       1,770,000
                                                                           -------------------------------
     Total current assets .................................................     81,122,373      84,769,548
Property and equipment, net ...............................................      2,406,488       1,863,007
Product rights, net .......................................................      1,434,566       1,502,520
Certificate of deposit, restricted ........................................              0         359,898
                                                                           -------------------------------
                                                                              $ 84,963,427    $ 88,494,973
                                                                           ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ........................................................   $  4,993,462    $  3,130,660
  Accrued expenses ........................................................      3,419,187       3,561,279
  Accrued income taxes ....................................................        684,937       1,158,533
                                                                           -------------------------------
    Total current liabilities .............................................      9,097,586       7,850,472
                                                                           -------------------------------
Stockholders' equity:
  Preferred stock-- authorized 8,483,589 shares; none issued or outstanding              0               0
  Common stock-- $.01 par value; authorized 50,000,000 shares;
   issued and outstanding 19,294,570 shares in 1998 and 1997 ..............        192,946         192,946
  Additional paid-in capital ..............................................     61,932,529      63,495,718
  Treasury shares-- at cost; 2,692,144 in 1998 and 961,511 shares in 1997 .    (14,670,128)     (8,219,993)
  Retained earnings .......................................................     28,157,494      25,175,830
  Accumulated other comprehensive income ..................................        253,000               0
                                                                           -------------------------------
     Total stockholders' equity ...........................................     75,865,841      80,644,501
Commitments (notes 8 and 9)
                                                                           -------------------------------
                                                                              $ 84,963,427    $ 88,494,973
                                                                           ===============================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENTS OF STOCKHOLDERS' EQUITY AND                                 CNS, INC.
COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                        --------------------      ADDITIONAL    -------------------------
                                            COMMON STOCK          ADDITIONAL         TREASURY SHARES
                                          NUMBER       PAR         PAID-IN        NUMBER
                                        OF SHARES     VALUE        CAPITAL      OF SHARES        COST
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 .......   17,387,852   $173,878   $ 25,828,434             0    $          0
   Proceeds from public stock
     offering less issuance costs
     of $2,469,000 .................    1,525,000     15,250     35,449,926             0               0
   Stock issued in connection with
     Employee Stock Purchase Plan ..          893          9         11,048             0               0
   Stock options exercised .........      231,700      2,317        683,531             0               0
   Tax benefit from stock
     options exercised .............            0          0      1,205,000             0               0
   Comprehensive income:
     Net income for the year .......            0          0              0             0               0

        Total comprehensive income .
                                      -------------------------------------------------------------------
Balance at December 31, 1996 .......   19,145,445    191,454     63,177,939             0               0
   Stock issued in connection with
     Employee Stock Purchase Plan ..          927         10          7,180        (1,489)          8,464
   Stock options exercised .........       77,300        773        241,308       (37,000)         50,062
   Tax benefit from stock
     options exercised .............            0          0         70,000             0               0
   Warrants exercised ..............       70,898        709           (709)            0               0
   Treasury shares purchased .......            0          0              0     1,000,000      (8,278,519)
   Comprehensive income:
     Net income for the year .......            0          0              0             0               0

        Total comprehensive income .
                                      -------------------------------------------------------------------
Balance at December 31, 1997 .......   19,294,570    192,946     63,495,718       961,511      (8,219,993)
   Stock issued in connection with
     Employee Stock Purchase Plan ..            0          0        (25,349)       (5,467)         43,141
   Stock options exercised .........            0          0     (1,537,840)     (171,500)      1,776,871
   Treasury shares purchased .......            0          0              0     1,907,600      (8,270,147)
   Comprehensive income:
     Net income for the year .......            0          0              0             0               0
     Unrealized gains on marketable
        securities net of income tax
        effect of $154,000 .........            0          0              0             0               0

        Total comprehensive income .
                                      -------------------------------------------------------------------
Balance at December 31, 1998 .......   19,294,570   $192,946   $ 61,932,529     2,692,144    $(14,670,128)
                                      ===================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                   ACCUMULATED
                                                      OTHER          TOTAL
                                       RETAINED   COMPREHENSIVE  STOCKHOLDERS'
                                       EARNINGS      INCOME         EQUITY
----------------------------------------------------------------------------
Balance at December 31, 1995 .......   $   883,030   $      0   $ 26,885,342
   Proceeds from public stock
     offering less issuance costs
     of $2,469,000 .................             0          0     35,465,176
   Stock issued in connection with
     Employee Stock Purchase Plan ..             0          0         11,057
   Stock options exercised .........             0          0        685,848
   Tax benefit from stock
     options exercised .............             0          0      1,205,000
   Comprehensive income:
     Net income for the year .......    15,522,484          0     15,522,484
                                                                ------------
        Total comprehensive income .                              15,522,484
                                      --------------------------------------
Balance at December 31, 1996 .......    16,405,514          0     79,774,907
   Stock issued in connection with
     Employee Stock Purchase Plan ..             0          0         15,654
   Stock options exercised .........             0          0        292,143
   Tax benefit from stock
     options exercised .............             0          0         70,000
   Warrants exercised ..............             0          0              0
   Treasury shares purchased .......             0          0     (8,278,519)
   Comprehensive income:
     Net income for the year .......     8,770,316          0      8,770,316
                                                                ------------
        Total comprehensive income .                               8,770,316
                                      --------------------------------------
Balance at December 31, 1997 .......    25,175,830          0     80,644,501
   Stock issued in connection with
     Employee Stock Purchase Plan ..             0          0         17,792
   Stock options exercised .........             0          0        239,031
   Treasury shares purchased .......             0          0     (8,270,147)
   Comprehensive income:
     Net income for the year .......     2,981,664          0      2,981,664
     Unrealized gains on marketable
        securities net of income tax
        effect of $154,000 .........             0    253,000        253,000
                                                                ------------
        Total comprehensive income .                               3,234,664
                                      --------------------------------------
Balance at December 31, 1998 .......   $28,157,494   $253,000   $ 75,865,841
                                      ======================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                               1998           1997              1996
-----------------------------------------------------------------------------------------------------------------------
Operating activities:
  Net income ..........................................................   $  2,981,664    $  8,770,316    $  15,522,484
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization .....................................        854,702         460,044          259,822
    Deferred income taxes .............................................        284,000        (809,000)         (58,000)
    Changes in operating assets and liabilities:
     Accounts receivable ..............................................      3,601,049       3,273,730       (6,834,938)
     Inventories ......................................................       (198,530)       (309,837)       2,786,083
     Prepaid expenses and other current assets ........................        500,443      (1,647,946)        (649,381)
     Accounts payable and accrued expenses ............................      1,247,114      (1,783,688)       5,383,967
                                                                          ---------------------------------------------
      Net cash provided by operating activities .......................      9,270,442       7,953,619       16,410,037
                                                                          ---------------------------------------------
Investing activities:
  Purchases of marketable securities ..................................    (43,428,987)    (99,045,360)    (177,630,971)
  Sales and maturities of marketable securities .......................     43,497,271      89,926,317      135,200,938
  Payments for purchases of property and equipment ....................     (1,101,403)     (1,239,918)        (464,675)
  Payments for product rights .........................................       (228,826)     (1,553,605)        (141,309)
  Redemption (purchase) of certificate of deposit, restricted .........        359,898         (19,834)         (20,064)
                                                                          ---------------------------------------------
      Net cash used in investing activities ...........................       (902,047)    (11,932,400)     (43,056,081)
                                                                          ---------------------------------------------
Financing activities:
  Net proceeds from public stock offering .............................              0               0       35,465,176
  Proceeds from the issuance of common stock
   under Employee Stock Purchase Plan .................................         17,792          15,654           11,057
  Proceeds from the exercise of stock options .........................        239,031         362,143          685,848
  Purchase of treasury shares .........................................     (8,270,147)     (8,278,519)               0
                                                                          ---------------------------------------------
      Net cash (used in) provided by financing activities .............     (8,013,324)     (7,900,722)      36,162,081
                                                                          ---------------------------------------------
      Net increase (decrease) in cash and cash equivalents ............        355,071     (11,879,503)       9,516,037
Cash and cash equivalents:
  Beginning of year ...................................................        229,647      12,109,150        2,593,113
                                                                          ---------------------------------------------
  End of year .........................................................   $    584,718    $    229,647    $  12,109,150
                                                                          =============================================
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest ..............................   $          0    $          0    $           0
  Cash paid during the year for income taxes ..........................        700,000       4,750,000        6,541,467
                                                                          =============================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS CNS, Inc. ("the Company"), designs, manufactures and markets consumer products, primarily the Breathe Right(R) nasal strip. The Breathe Right nasal strip is a nonprescription, single use, disposable device that can temporarily relieve nasal congestion and reduce or eliminate snoring by improving nasal breathing. The Breathe Right nasal strip is sold over-the-counter in retail outlets, including drug, grocery, mass merchant and club stores. The Company has an international distribution agreement with 3M Company to market Breathe Right nasal strips outside the U.S. and Canada, which is currently in the process of being renegotiated.

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

NET INCOME PER SHARE Basic net income per share has been computed based upon the weighted average number of common shares outstanding during the year. Diluted net income per share has been computed based upon the weighted average number of common and assumed conversion shares outstanding during the year.

COMPREHENSIVE INCOME In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of the Company's net income and unrealized gains on marketable securities and is presented in the statements of stockholders' equity and comprehensive income. SFAS No. 130 only requires additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

NEW ACCOUNTING STANDARDS In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. The Company plans to adopt the new standard in 2000. The Company is in the process of evaluating SFAS No. 133 and its potential impact.
     In 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and does not require additional disclosures. The Company intends to adopt SOP 98-1 in 1999. Costs incurred prior to the initial application of the SOP will not be adjusted to conform with SOP 98-1. The adoption is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 2 MARKETABLE SECURITIES

Marketable securities, including estimated fair value based on quoted market prices or valuation models, are summarized as follows (in thousands):

                                                         DECEMBER 31,
                                                  1998                1997
-------------------------------------------------------------------------------
                                            COST  FAIR VALUE   COST  FAIR VALUE
 ------------------------------------------------------------------------------
Cash equivalents .................       $ 1,145   $ 1,145   $   805   $   805
Corporate bonds ..................         1,754     1,772     3,772     3,772
U.S. Government obligations ......         1,309     1,316     3,994     3,994
Municipal bonds ..................        55,182    55,564    50,887    50,887
-------------------------------------------------------------------------------
Total marketable securities ......       $59,390   $59,797   $59,458   $59,458
===============================================================================

Maturities of marketable securities at December 31, 1998 are as follows (in thousands):

                                                            COST    FAIR VALUE
-------------------------------------------------------------------------------
Due within one year .......................                $21,692    $21,802
Due after one year through three years ....                 37,698     37,995
-------------------------------------------------------------------------------
Total marketable securities ...............                $59,390    $59,797
===============================================================================

There were no realized gains or losses during 1998, 1997 or 1996.

NOTE 3  ADVERTISING

At December 31, 1998 and 1997, $445,000 and $1,337,000, respectively, of advertising costs were reported as assets. Advertising expense was $15,783,000 in 1998, $21,160,000 in 1997, and $16,215,000 in 1996.

NOTE 4  DETAILS OF SELECTED BALANCE SHEET ACCOUNTS

Details of selected balance sheet accounts are as follows (in thousands):

                                                            1998   1997   1996
-------------------------------------------------------------------------------
Allowance for doubtful accounts:
  Balance beginning of year .................             $210    $210    $201
  Plus provision for doubtful accounts ......               43       5     123
  Less charge offs ..........................               43       5     114
-------------------------------------------------------------------------------
   Balance end of year ......................             $210    $210    $210
===============================================================================

                                                                 DECEMBER 31,
                                                               1998      1997
-------------------------------------------------------------------------------
Inventories:
  Finished goods ......................................       $6,364    $6,475
  Work in process .....................................          183       468
  Raw materials and component parts ...................        2,276     1,682
-------------------------------------------------------------------------------
   Total inventories ..................................       $8,823    $8,625
-------------------------------------------------------------------------------
Property and equipment:
  Production equipment ................................       $  410    $  395
  Office equipment and information systems ............        3,096     2,010
-------------------------------------------------------------------------------
                                                               3,506     2,405
  Less accumulated depreciation .......................        1,100       542
-------------------------------------------------------------------------------
   Property and equipment, net ........................       $2,406    $1,863
-------------------------------------------------------------------------------
Product rights:
  Product rights ......................................       $2,148    $1,920
  Less accumulated amortization .......................          713       417
-------------------------------------------------------------------------------
   Product rights, net ................................       $1,435    $1,503
-------------------------------------------------------------------------------
Accrued expenses:
  Promotions and allowances ...........................       $1,632    $1,926
  Royalties and commissions ...........................          665     1,214
  Salaries, incentives and paid time off ..............        1,016       273
  Other ...............................................          106       148
-------------------------------------------------------------------------------
   Total accrued expenses .............................       $3,419    $3,561
===============================================================================

NOTE 5  STOCKHOLDERS' EQUITY

STOCK OPTIONS The Company's stock option plans allow for the grant of options to officers, directors, and employees to purchase up to 2,950,000 shares of common stock at exercise prices not less than 100% of fair market value on the dates of grant. The term of the options may not exceed ten years and vest in increments over 1 to 5 years from the grant date. The plans allow for the grant of shares of restricted common stock. No shares of restricted common stock have been granted under these plans as of December 31, 1998.

     Stock option activity under these plans is summarized as follows:

                                WEIGHTED-AVERAGE                    SHARES
                                 EXERCISE PRICE     SHARES         AVAILABLE
                                    PER SHARE     OUTSTANDING      FOR GRANT
----------------------------------------------------------------------------
Balance at December 31, 1995 ...    $     3.85     1,508,300        242,052
  Granted ......................         17.61       175,000       (175,000)
  Exercised ....................          2.96      (231,700)             0
----------------------------------------------------------------------------
Balance at December 31, 1996 ...          5.65     1,451,600         67,052
  Granted ......................          7.13       110,000       (110,000)
  Exercised ....................          2.56      (114,300)             0
  Canceled .....................         16.79       (90,000)        90,000
  Unused 1987 expired ..........            --             0        (31,702)
  Amend 1994 Plan ..............            --             0        750,000
----------------------------------------------------------------------------
Balance at December 31, 1997 ...          5.29     1,357,300        765,350
  Granted ......................          4.92       634,700       (634,700)
  Exercised ....................          1.39      (171,500)             0
  Canceled .....................         10.71      (240,000)       240,000
----------------------------------------------------------------------------
Balance at December 31, 1998 ...    $     4.74     1,580,500        370,650
===============================================================================

Information on outstanding and currently exercisable options by price range at December 31, 1998, is summarized as follows:

                              WEIGHTED-     WEIGHTED-                  WEIGHTED-
   PRICE          TOTAL        AVERAGE       AVERAGE    EXERCISABLE     AVERAGE
 RANGE PER      NUMBER OF     REMAINING     EXERCISE     NUMBER OF     EXERCISE
   SHARE         SHARES      LIFE (YEARS)     PRICE        SHARES       PRICE
--------------------------------------------------------------------------------
$1.56 - 2.31      74,600         2.6         $ 1.93         74,600     $ 1.93
 3.10 - 3.88     416,000         6.3           3.24        336,000       3.16
 4.13 - 5.00     319,200         9.3           4.71         51,000       4.59
 5.44 - 7.25     762,700         6.6           5.78        582,200       5.72
     11.38         8,000         6.3          11.38          8,000      11.38
               ---------                                 ---------
               1,580,500                                 1,051,800
               =========                                 =========

At December 31, 1998, the weighted-average remaining contractual life of outstanding options was 6.9 years. At December 31, 1998, 1997 and 1996, currently exercisable options aggregated 1,051,800, 958,100 and 775,700 shares of common stock, respectively and the weighted-average exercise price of those options was $4.62, $3.87 and $3.10, respectively.

     The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 is estimated as $3.20, $2.38 and $11.00, respectively on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 65%; risk-free interest rate of 6.00% in 1998, 6.25% in 1997 and 5.4% in 1996; and an expected life of 6 years.

     The Company applies APB No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and diluted earnings per share would have been reduced by approximately $1,300,000, or $.07 per share in 1998, $530,000, or $.03 per share in 1997 and $900,000, or $.05 per share in 1996.
     Pro forma net income reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan allows eligible employees to purchase shares of the Company's common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of each six-month period during which an employee participated in the plan. The Company has reserved 200,000 shares under the plan of which 144,269 shares have been purchased by employees as of December 31, 1998.

WARRANTS During 1997 and 1995, warrants to purchase a total of 100,000 shares at $2.75 were exercised. The warrants had been issued in connection with an agreement to license a product to be marketed as the Breathe Right device.
     In connection with an agreement to license a potential product, the licenser was issued a warrant during 1997 to purchase 25,000 shares of the Company's common stock exercisable at a price of $8.00 per share which expires November 2002.

PREFERRED STOCK At December 31, 1998, the Company is authorized to issue 1,000,000 shares of Series A Junior Participating Preferred Stock upon a triggering event under the Company's stockholders' rights plan and is authorized to issue up to an additional 7,483,589 shares of undesignated preferred stock.

NOTE 6 INCOME TAXES

Income tax expense (benefit) for the three years ended December 31, 1998 is as follows (in thousands):

                                                   CURRENT   DEFERRED    TOTAL
-------------------------------------------------------------------------------
1998:
  Federal ......................................    $  128    $  184     $  312
  State ........................................        98       100        198
-------------------------------------------------------------------------------
   Income tax expense ..........................    $  226    $  284     $  510
-------------------------------------------------------------------------------
1997:
  Federal ......................................    $4,154    $ (728)    $3,426
  State ........................................       505       (81)       424
-------------------------------------------------------------------------------
   Income tax expense (benefit) ................    $4,659    $ (809)    $3,850
-------------------------------------------------------------------------------
1996:
  Federal ......................................    $8,164    $  (52)    $8,112
  State ........................................       394        (6)       388
-------------------------------------------------------------------------------
   Income tax expense (benefit) ................    $8,558    $  (58)    $8,500
===============================================================================

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following (in thousands):

                                                 1998        1997         1996
--------------------------------------------------------------------------------
Computed tax expense ......................    $ 1,222     $ 4,417     $ 8,408
State taxes, net of federal benefit .......         64         331         452
Tax exempt interest .......................       (789)       (765)       (185)
Benefit of foreign sales corporation ......          0        (127)       (417)
Other .....................................         13          (6)        242
--------------------------------------------------------------------------------
  Actual tax expense ......................    $   510     $ 3,850     $ 8,500
================================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities for 1998 and 1997 are presented below (in thousands):

                                                                DECEMBER 31,
                                                             1998        1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Inventory items ...................................      $   659     $   363
  Accounts receivable allowance .....................           78          78
  Product rights ....................................          113          55
  Accrued expenses ..................................          710       1,328
--------------------------------------------------------------------------------
                                                             1,560       1,824
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Unrealized gains on marketable securities .........         (154)          0
  Property and equipment ............................          (74)        (54)
--------------------------------------------------------------------------------
                                                              (228)        (54)
--------------------------------------------------------------------------------
   Net deferred tax assets ..........................      $ 1,332     $ 1,770
================================================================================

NOTE 7 SALES

The Company had one significant customer who accounted for approximately 20% of total sales in 1998 and two significant customers, including 3M Company, who accounted for approximately 28% of total sales in 1997 and 42% of total sales in 1996. Accounts receivable from these customers as of December 31, 1998 and 1997 were $1,013,000 and $5,082,000, respectively. Sales by geographic area are as follows (in thousands):

                                                   1998       1997       1996
--------------------------------------------------------------------------------
Domestic ....................................    $51,855    $60,602    $60,098
Europe ......................................        523      4,319     12,617
Japan .......................................          0          0      9,963
Canada ......................................        518        434        622
Other foreign ...............................        727      1,602      2,566
--------------------------------------------------------------------------------
   Total sales ..............................    $53,623    $66,957    $85,866
================================================================================

NOTES TO FINANCIAL STATEMENTS

NOTE 8 LICENSE AGREEMENT

The Company has an agreement to exclusively license the Breathe Right nasal strip. Royalties due under this agreement are 3% of net sales. To maintain the Company's license, it must make minimum royalty payments of $450,000 each year until patents for the product expire. Royalty expense was $1,509,000 in 1998, $1,995,000 in 1997 and $2,647,000 in 1996.

NOTE 9 OPERATING LEASES

The Company leases equipment and office space under noncancelable operating leases that expire over the next two years. Future minimum lease payments due in accordance with these leases as of December 31, 1998 are as follows (in thousands):

YEAR ENDING DECEMBER 31,                                                 AMOUNT
-------------------------------------------------------------------------------
1999 ...................................................................   $498
2000 ...................................................................    412
-------------------------------------------------------------------------------
  Future minimum lease payments ........................................   $910
================================================================================

Total rental expense for operating leases was $564,000 in 1998, $471,000 in 1997, and $473,000 in 1996.

NOTE 10 EARNINGS PER SHARE

A reconciliation of basic and diluted weighted average common shares outstanding are as follows (in thousands):

                                                      1998      1997      1996
-------------------------------------------------------------------------------
Weighted average common shares outstanding ......    18,079    19,119    18,704
Assumed conversion of stock options .............       170       682     1,028
Assumed conversion of warrants ..................         0         1        75
-------------------------------------------------------------------------------
Average common and assumed conversion shares ....    18,249    19,802    19,807
================================================================================

Options and warrants to purchase 972,900 shares of common stock with a range of exercise prices from $5.00 to $11.38 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares. The options expire from 2000 to 2008.


INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CNS, INC.:

We have audited the accompanying balance sheets of CNS, Inc. as of December 31, 1998 and 1997 and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                           /s/ KPMG PEAT MARWICK LLP
MINNEAPOLIS, MINNESOTA
JANUARY 20, 1999


COMMON STOCK INFORMATION

PRICE RANGE The Common Stock of the Company is traded under the symbol "CNXS" on The Nasdaq Stock Market(R). The following table sets forth the high and low last sale prices of the Company's stock for the periods indicated.

1998                                     HIGH            LOW
---------------------------------------------------------------
First Quarter ......................  $ 7  3/4        $ 5 7/16
Second Quarter .....................    5  9/16         3 29/32
Third Quarter ......................    4 13/16         3  3/8
Fourth Quarter .....................    5  1/16         3 13/32

1997                                     HIGH            LOW
---------------------------------------------------------------
First Quarter ......................  $16 3/4         $ 8
Second Quarter .....................   12 3/8           8  1/8
Third Quarter ......................    9 1/2           6  5/8
Fourth Quarter .....................    8 3/4           5 11/16

SHAREHOLDERS As of March 3, 1999, there were approximately 800 owners of record of the Common Stock and an estimated 11,000 beneficial holders whose shares were registered in the names of nominees.

DIVIDEND POLICY The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future.